English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2021 and 2020 and

Independent Auditors’ Review Report

0

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of comprehensive income for the three months ended June 30, 2021 and 2020 and for the six months ended June 30, 2021 and 2020, of changes in equity, and of cash flows for the six months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of June 30, 2021 and 2020, its consolidated financial performance for the three months ended June 30, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the six months then ended June 30, 2021 and 2020 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Shang Chih Lin.

Deloitte & Touche

Taipei, Taiwan

Republic of China

August 10, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2021 (Reviewed)		December 31, 2020 (Audited)		June 30, 2020 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$747,982,082	24	$660,170,647	24	$467,613,443	19
Financial assets at fair value through profit or loss (Note 7)	58,325	-	2,259,412	-	788,526	-
Financial assets at fair value through other comprehensive income (Note 8)	122,794,529	4	122,448,453	5	129,403,588	5
Financial assets at amortized cost (Note 9)	-	-	6,597,992	-	7,210,148	-
Hedging financial assets (Note 10)	310	-	47	-	-	-
Notes and accounts receivable, net (Note 11)	177,475,493	6	145,480,272	5	148,708,055	6
Receivables from related parties (Note 31)	784,397	-	558,131	-	891,691	-
Other receivables from related parties (Note 31)	1,711,652	-	50,645	-	2,581,070	-
Inventories (Note 12)	170,438,686	6	137,353,407	5	85,788,094	4
Other financial assets (Note 32)	12,450,123	-	10,676,111	1	10,436,627	1
Other current assets	7,408,426	-	6,590,191	-	6,610,338	-

Total current assets	1,241,104,023	40	1,092,185,308	40	860,031,580	35

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	5,389,958	-	4,514,940	-	4,300,519	-
Financial assets at amortized cost (Note 9)	4,336,636	-	4,372,207	-	1,640,558	-
Investments accounted for using equity method (Note 13)	19,336,878	1	18,841,061	1	16,975,748	1
Property, plant and equipment (Note 14)	1,722,679,133	56	1,555,589,120	56	1,493,560,950	61
Right-of-use assets (Note 15)	32,619,272	1	27,728,382	1	21,036,894	1
Intangible assets (Note 16)	26,535,043	1	25,768,179	1	27,395,600	1
Deferred income tax assets (Note 4)	36,180,371	1	25,958,184	1	20,493,373	1
Refundable deposits	2,513,142	-	1,343,001	-	1,502,926	-
Other noncurrent assets	2,120,733	-	4,411,023	-	1,726,374	-

Total noncurrent assets	1,851,711,166	60	1,668,526,097	60	1,588,632,942	65

TOTAL	$3,092,815,189	100	$2,760,711,405	100	$2,448,664,522	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 29)	$139,380,910	5	$88,559,026	3	$169,546,950	7
Short-term bills payable (Notes 18 and 29)	-	-	-	-	6,493,398	-
Financial liabilities at fair value through profit or loss (Note 7)	1,828,338	-	94,128	-	1,543,265	-
Hedging financial liabilities (Note 10)	10,216	-	1,169	-	14,839	-
Accounts payable	39,725,757	1	38,987,284	1	38,100,739	2
Payables to related parties (Note 31)	1,504,156	-	2,107,718	-	1,433,005	-
Salary and bonus payable	17,148,913	1	20,071,241	1	14,747,716	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Note 28)	52,328,940	2	35,681,046	1	40,028,506	2
Payables to contractors and equipment suppliers	107,146,153	3	157,804,961	6	97,739,201	4
Cash dividends payable (Note 21)	136,134,497	4	129,651,902	5	129,651,902	5
Income tax payable (Note 4)	40,022,662	1	53,909,313	2	33,020,177	1
Long-term liabilities - current portion (Notes 19 and 29)	-	-	2,600,000	-	12,800,000	1
Accrued expenses and other current liabilities (Notes 15, 22, 29 and 31)	112,518,405	4	87,683,260	3	69,676,030	3

Total current liabilities	647,748,947	21	617,151,048	22	614,795,728	26

NONCURRENT LIABILITIES
Bonds payable (Notes 19 and 29)	410,464,857	13	254,105,084	9	82,439,681	3
Long-term bank loans (Notes 20 and 29)	3,171,331	-	1,967,611	-	-	-
Deferred income tax liabilities (Note 4)	2,142,797	-	1,729,941	-	354,306	-
Lease liabilities (Notes 15 and 29)	21,030,441	1	20,560,649	1	19,164,873	1
Net defined benefit liability (Note 4)	11,285,520	1	11,914,074	1	8,381,192	-
Guarantee deposits	392,398	-	265,599	-	171,622	-
Others	2,608,325	-	2,395,400	-	2,143,738	-

Total noncurrent liabilities	451,095,669	15	292,938,358	11	112,655,412	4

Total liabilities	1,098,844,616	36	910,089,406	33	727,451,140	30

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)	259,303,805	8	259,303,805	9	259,303,805	11
Capital surplus (Note 21)	64,753,836	2	56,347,243	2	56,339,981	2
Retained earnings (Note 21)
Appropriated as legal capital reserve	311,146,899	10	311,146,899	11	311,146,899	13
Appropriated as special capital reserve	48,392,823	2	42,259,146	2	24,873,338	1
Unappropriated earnings	1,366,782,481	44	1,235,280,036	45	1,105,471,753	45
	1,726,322,203	56	1,588,686,081	58	1,441,491,990	59
Others (Note 21)	(58,594,043)	(2)	(54,679,873)	(2)	(36,757,795)	(2)

Equity attributable to shareholders of the parent	1,991,785,801	64	1,849,657,256	67	1,720,377,981	70

NON - CONTROLLING INTERESTS	2,184,772	-	964,743	-	835,401	-

Total equity	1,993,970,573	64	1,850,621,999	67	1,721,213,382	70

TOTAL	$3,092,815,189	100	$2,760,711,405	100	$2,448,664,522	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 22, 31 and 36)	$372,145,122	100	$310,698,367	100	$734,555,352	100	$621,295,550	100

COST OF REVENUE (Notes 12, 28 and 31)	185,910,987	50	146,005,542	47	358,545,998	49	295,818,544	48

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	186,234,135	50	164,692,825	53	376,009,354	51	325,477,006	52

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(37,317)	-	(69,034)	-	26,894	-	(76,707)	-

GROSS PROFIT	186,196,818	50	164,623,791	53	376,036,248	51	325,400,299	52

OPERATING EXPENSES (Notes 28 and 31)
Research and development	30,873,376	8	24,893,043	8	61,629,734	8	49,861,926	8
General and administrative	7,826,613	2	6,894,405	2	14,350,858	2	12,797,466	2
Marketing	1,883,434	1	1,733,261	1	3,714,664	1	3,184,363	-

Total operating expenses	40,583,423	11	33,520,709	11	79,695,256	11	65,843,755	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 15 and 28)	53,810	-	(8,544)	-	(135,597)	-	59,631	-

INCOME FROM OPERATIONS (Note 36)	145,667,205	39	131,094,538	42	296,205,395	40	259,616,175	42

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,171,888	-	678,757	-	2,439,000	-	1,404,725	-
Interest income (Note 23)	1,428,681	1	2,478,362	1	2,889,585	-	5,467,431	1
Other income	349,186	-	233,415	-	657,270	-	343,924	-
Foreign exchange gain, net (Note 34)	649,882	-	2,779,312	1	6,123,871	1	3,155,103	-
Finance costs (Note 24)	(1,134,399)	-	(409,145)	-	(1,906,494)	-	(939,709)	-
Other gains and losses, net (Note 25)	1,258,632	-	(456,601)	-	(1,953,163)	-	(501,833)	-

Total non-operating income and expenses	3,723,870	1	5,304,100	2	8,250,069	1	8,929,641	1

INCOME BEFORE INCOME TAX	149,391,075	40	136,398,638	44	304,455,464	41	268,545,816	43

INCOME TAX EXPENSE (Notes 4 and 26)	14,909,359	4	15,506,124	5	30,234,999	4	30,590,409	5

NET INCOME	134,481,716	36	120,892,514	39	274,220,465	37	237,955,407	38

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 21 and 26)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	926,525	-	22,337	-	817,336	-	(21,710)	-
Loss on hedging instruments	-	-	-	-	(41,416)	-	(42,749)	-
Share of other comprehensive income (loss) of associates	(3,645)	-	(152)	-	4,502	-	(3,469)	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	(74)	-	352	-	(55,845)	-	466	-
	922,806	-	22,537	-	724,577	-	(67,462)	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(10,901,084)	(3)	(14,725,220)	(5)	(3,095,279)	-	(11,690,196)	(2)
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	(124,148)	-	2,909,147	1	(1,790,169)	-	2,698,399	1
Share of other comprehensive loss of associates	(99,112)	-	(89,950)	-	(73,657)	-	(176,309)	-
	(11,124,344)	(3)	(11,906,023)	(4)	(4,959,105)	-	(9,168,106)	(1)

Other comprehensive loss for the period, net of income tax	(10,201,538)	(3)	(11,883,486)	(4)	(4,234,528)	-	(9,235,568)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$124,280,178	33	$109,009,028	35	$269,985,937	37	$228,719,839	37

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$134,358,942	36	$120,822,193	39	$274,049,435	37	$237,808,913	38
Non-controlling interests	122,774	-	70,321	-	171,030	-	146,494	-

	$134,481,716	36	$120,892,514	39	$274,220,465	37	$237,955,407	38

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$124,157,722	33	$108,937,736	35	$269,815,033	37	$228,572,728	37
Non-controlling interests	122,456	-	71,292	-	170,904	-	147,111	-

	$124,280,178	33	$109,009,028	35	$269,985,937	37	$228,719,839	37

EARNINGS PER SHARE (NT$, Note 27)
Basic earnings per share	$5.18		$4.66		$10.57		$9.17
Diluted earnings per share	$5.18		$4.66		$10.57		$9.17

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee			Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2021	25,930,380	$259,303,805	$56,347,243	$311,146,899	$42,259,146	$1,235,280,036	$1,588,686,081	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)	$1,849,657,256	$964,743	$1,850,621,999

Appropriations of earnings	-
Special capital reserve	-	-	-	-	6,133,677	(6,133,677)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(136,134,497)	(136,134,497)	-	-	-	-	-	(136,134,497)	-	(136,134,497)
Total	-	-	-	-	6,133,677	(142,268,174)	(136,134,497)	-	-	-	-	-	(136,134,497)	-	(136,134,497)

Net income for the six months ended June 30, 2021	-	-	-	-	-	274,049,435	274,049,435	-	-	-	-	-	274,049,435	171,030	274,220,465

Other comprehensive loss for the six months ended June 30, 2021, net of income tax	-	-	-	-	-	-	-	(3,168,898)	(1,024,088)	(41,416)	-	(4,234,402)	(4,234,402)	(126)	(4,234,528)

Total comprehensive income (loss) for the six months ended June 30, 2021	-	-	-	-	-	274,049,435	274,049,435	(3,168,898)	(1,024,088)	(41,416)	-	(4,234,402)	269,815,033	170,904	269,985,937

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(278,816)	(278,816)	-	278,816	-	-	278,816	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	41,416	-	41,416	41,416	-	41,416

Adjustments to share of changes in equities of associates	-	-	311	-	-	-	-	-	-	-	-	-	311	-	311

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	8,406,282	-	-	-	-	-	-	-	-	-	8,406,282	1,045,516	9,451,798

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	3,454	3,454

Effect of acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	155	155

BALANCE, JUNE 30, 2021	25,930,380	$259,303,805	$64,753,836	$311,146,899	$48,392,823	$1,366,782,481	$1,726,322,203	$(60,170,525)	$1,576,482	$-	$-	$(58,594,043)	$1,991,785,801	$2,184,772	$1,993,970,573

BALANCE, JANUARY 1, 2020	25,930,380	$259,303,805	$56,339,709	$311,146,899	$10,675,106	$1,011,512,974	$1,333,334,979	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)	$1,621,410,124	$685,302	$1,622,095,426

Appropriations of earnings
Special capital reserve	-	-	-	-	14,198,232	(14,198,232)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(129,651,902)	(129,651,902)	-	-	-	-	-	(129,651,902)	-	(129,651,902)
Total	-	-	-	-	14,198,232	(143,850,134)	(129,651,902)	-	-	-	-	-	(129,651,902)	-	(129,651,902)

Net income for the six months ended June 30, 2020	-	-	-	-	-	237,808,913	237,808,913	-	-	-	-	-	237,808,913	146,494	237,955,407

Other comprehensive income (loss) for the six months ended June 30, 2020, net of income tax	-	-	-	-	-	-	-	(11,866,395)	2,672,959	(42,749)	-	(9,236,185)	(9,236,185)	617	(9,235,568)

Total comprehensive income (loss) for the six months ended June 30, 2020	-	-	-	-	-	237,808,913	237,808,913	(11,866,395)	2,672,959	(42,749)	-	(9,236,185)	228,572,728	147,111	228,719,839

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	46,569	-	46,569	46,569	-	46,569

Adjustments to share of changes in equities of associates	-	-	272	-	-	-	-	-	-	-	190	190	462	-	462

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	2,988	2,988

BALANCE, JUNE 30, 2020	25,930,380	$259,303,805	$56,339,981	$311,146,899	$24,873,338	$1,105,471,753	$1,441,491,990	$(38,737,795)	$1,980,000	$-	$-	$(36,757,795)	$1,720,377,981	$835,401	$1,721,213,382

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$304,455,464	$268,545,816
Adjustments for:
Depreciation expense	200,697,053	136,065,309
Amortization expense	4,008,423	3,364,420
Expected credit losses recognized (reversal) on investments in debt instruments	(3,284)	188
Finance costs	1,906,494	939,709
Share of profits of associates	(2,439,000)	(1,404,725)
Interest income	(2,889,585)	(5,467,431)
Discounts on short-term loans	(283,707)	-
Share-based compensation	3,454	2,988
Loss (gain) on disposal or retirement of property, plant and equipment, net	10,581	(6,290)
Loss on disposal or retirement of intangible assets, net	1,228	-
Impairment loss on property, plant and equipment	274,388	-
Loss on financial instruments at fair value through profit or loss, net	-	3,434
Gain on disposal of investments in debt instruments at fair value through other comprehensive income, net	(169,334)	(926,919)
Unrealized (realized) gross profit on sales to associates	(26,894)	76,707
Gain on foreign exchange, net	(7,684,209)	(2,916,873)
Dividend income	(348,146)	(341,797)
Gain on lease modification	-	(3)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	3,895,618	(53,699)
Notes and accounts receivable, net	(31,995,213)	(11,310,413)
Receivables from related parties	(226,266)	(29,621)
Other receivables from related parties	(36,224)	(10,813)
Inventories	(33,085,279)	(2,806,898)
Other financial assets	(4,302,494)	1,618,067
Other current assets	(835,489)	(1,363,358)
Accounts payable	738,473	(478,898)
Payables to related parties	(603,562)	(1,895)
Salary and bonus payable	(2,922,328)	(1,524,637)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	16,647,894	16,379,603
Accrued expenses and other current liabilities	25,071,000	8,356,817
Net defined benefit liability	(628,554)	(801,304)
Cash generated from operations	469,230,502	405,907,484
Income taxes paid	(53,975,304)	(32,543,083)

Net cash generated by operating activities	415,255,198	373,364,401

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2021	2020

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at fair value through other comprehensive income	$(151,585,404)	$(123,362,626)
Financial assets at amortized cost	-	(1,366,370)
Property, plant and equipment	(414,999,829)	(319,258,103)
Intangible assets	(4,123,566)	(8,487,562)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	148,593,456	126,227,986
Financial assets at amortized cost	6,581,175	-
Property, plant and equipment	116,857	182,002
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	62,837	-
Derecognition of hedging financial instruments	143,672	(339,255)
Interest received	3,040,052	5,959,214
Proceeds from government grants - property, plant and equipment	-	475,703
Proceeds from government grants - others	-	20,077
Other dividends received	318,746	406,277
Dividends received from investments accounted for using equity method	233,439	233,439
Increase in prepayments for leases	(1,200,000)	-
Refundable deposits paid	(1,553,689)	(120,582)
Refundable deposits refunded	369,842	686,368

Net cash used in investing activities	(414,002,412)	(318,743,432)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	55,624,096	52,578,588
Proceeds from short-term bills payable	-	7,485,303
Repayments of short-term bills payable	-	(1,000,000)
Proceeds from issuance of bonds	157,809,507	60,000,000
Repayment of bonds	(2,600,000)	(21,600,000)
Proceeds from long-term bank loans	1,210,000	-
Payments for transaction costs attributable to the issuance of bonds	(278,805)	(62,063)
Repayment of the principal portion of lease liabilities	(985,283)	(1,412,758)
Interest paid	(1,046,295)	(1,196,001)
Guarantee deposits received	151,226	21,177
Guarantee deposits refunded	(35,358)	(7,702)
Cash dividends	(129,651,902)	(129,651,902)
Disposal of ownership interests in subsidiaries (without losing control)	9,451,798	-
Increase in non-controlling interests	155	-

Net cash generated (used) in financing activities	89,649,139	(34,845,358)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2021	2020

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(3,090,490)	$(7,561,504)

NET INCREASE IN CASH AND CASH EQUIVALENTS	87,811,435	12,214,107

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	660,170,647	455,399,336

CASH AND CASH EQUIVALENTS, END OF PERIOD	$747,982,082	$467,613,443

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on August 10, 2021.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by FSC with effective date starting 2022

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Standards 2018 - 2020 Cycle	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022

c.	The IFRSs issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period is as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2021	December 31, 2020	June 30, 2020	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2021	December 31, 2020	June 30, 2020	Note

TSMC	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	-	-	a), b)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	73%	87%	87%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	-	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	-	-	a), e)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in technology start-up companies	Cayman Islands	-	-	97%	a), f)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in technology start-up companies	Cayman Islands	-	-	97%	a), f)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:	TSMC 3DIC is established in March 2021.

Note c:

To facilitate VisEra’s IPO in Taiwan, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406,282 thousand in capital surplus was recognized. TSMC’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:

TSMC Arizona is established in November 2020. Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note e:	Emerging fund is established in January 2021.

Note f:	ISDF and ISDF II have completed the liquidation procedures in November 2020.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimates and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic. In addition, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2021	December 31, 2020	June 30, 2020

Cash and deposits in banks	$745,313,161	$653,580,548	$461,491,815
Government bonds	2,668,921	3,716,119	2,545,192
Repurchase agreements	-	1,750,443	1,665,004
Commercial paper	-	1,123,537	1,911,432

	$747,982,082	$660,170,647	$467,613,443

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2021	December 31, 2020	June 30, 2020

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$58,325	$2,259,412	$754,789
Agency mortgage-backed securities	-	-	33,737

	$58,325	$2,259,412	$788,526

Financial liabilities

Held for trading
Forward exchange contracts	$1,828,338	$94,128	$1,543,265

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

June 30, 2021

Sell NT$	July 2021 to September 2021	NT$	153,952,400
Sell US$	July 2021 to September 2021	US$	1,738,658

December 31, 2020

Sell NT$	January 2021 to March 2021	NT$	144,697,981
Sell US$	January 2021 to March 2021	US$	1,176,858

June 30, 2020

Sell NT$	July 2020 to December 2020	NT$	205,770,311
Sell US$	July 2020 to September 2020	US$	574,977

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	June 30, 2021	December 31, 2020	June 30, 2020

Investments in debt instruments at FVTOCI
Corporate bonds	$58,907,886	$56,593,623	$59,747,143
Agency bonds/Agency mortgage-backed securities	32,188,798	43,977,113	48,777,759
Government bonds	24,121,903	13,459,503	10,054,530
Asset-backed securities	7,523,443	8,368,264	10,824,156
	122,742,030	122,398,503	129,403,588

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	5,389,958	4,514,940	4,300,519
Publicly traded stocks	52,499	49,950	-
	5,442,457	4,564,890	4,300,519

	$128,184,487	$126,963,393	$133,704,107

Current	$122,794,529	$122,448,453	$129,403,588
Noncurrent	5,389,958	4,514,940	4,300,519

	$128,184,487	$126,963,393	$133,704,107

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are from investments held at the end of the reporting period.

As of June 30, 2021 and 2020, the cumulative loss allowance for expected credit loss of NT$33,850 thousand and NT$34,670 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.	FINANCIAL ASSETS AT AMORTIZED COST

	June 30, 2021	December 31, 2020	June 30, 2020

Corporate bonds	$4,338,802	$10,977,298	$8,854,016
Less: Allowance for impairment loss	(2,166)	(7,099)	(3,310)

	$4,336,636	$10,970,199	$8,850,706

Current	$-	$6,597,992	$7,210,148
Noncurrent	4,336,636	4,372,207	1,640,558

	$4,336,636	$10,970,199	$8,850,706

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.	HEDGING FINANCIAL INSTRUMENTS

	June 30, 2021	December 31, 2020	June 30, 2020

Financial assets - current

Fair value hedges
Interest rate futures contracts	$310	$47	$-

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$10,216	$1,169	$14,839

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

June 30, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	74,200	September 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$5,707,978	$9,906

December 31, 2020

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	88,700	March 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$6,198,683	$1,122

June 30, 2020

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	123,900	September 2020

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$8,786,706	$14,839

The effect for the six months ended June 30, 2021 and 2020 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
	2021	2020

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$134,956	$(365,368)
Hedged Items
Financial assets at FVTOCI	(134,956)	365,368

	$-	$-

Cash flow hedge

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the six months ended June 30, 2021 and 2020, refer to Note 21(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The effect for the six months ended June 30, 2021 and 2020 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
	2021	2020

Hedging Instruments
Forward exchange contracts	$(41,416)	$(42,749)

Hedged Items
Forecast transaction (capital expenditures)	$41,416	$42,749

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2021	December 31, 2020	June 30, 2020

At amortized cost
Notes and accounts receivable	$174,586,830	$142,771,597	$145,152,748
Less: Loss allowance	(291,142)	(246,626)	(340,179)
	174,295,688	142,524,971	144,812,569
At FVTOCI	3,179,805	2,955,301	3,895,486

	$177,475,493	$145,480,272	$148,708,055

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	June 30, 2021	December 31, 2020	June 30, 2020

Not past due	$169,954,907	$140,933,622	$141,251,503
Past due
Past due within 30 days	7,811,444	4,784,425	7,765,468
Past due 31-60 days	220	8,708	27,860
Past due 61-120 days	64	48	1,767
Past due over 121 days	-	95	1,636
Less: Loss allowance	(291,142)	(246,626)	(340,179)

	$177,475,493	$145,480,272	$148,708,055

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Six Months Ended June 30
	2021	2020

Balance, beginning of period	$246,626	$325,325
Provision	44,524	15,157
Effect of exchange rate changes	(8)	(303)

Balance, end of period	$291,142	$340,179

For the six months ended June 30, 2021 and 2020, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.	INVENTORIES

	June 30, 2021	December 31, 2020	June 30, 2020

Finished goods	$21,358,612	$21,705,625	$6,765,349
Work in process	126,550,888	91,672,870	56,598,373
Raw materials	12,991,522	14,715,963	15,050,270
Supplies and spare parts	9,537,664	9,258,949	7,374,102

	$170,438,686	$137,353,407	$85,788,094

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Inventory losses (reversal of write-down of inventories)	$(469,648)	$457,684	$(946,047)	$273,683

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2021	December 31, 2020	June 30, 2020	June 30, 2021	December 31, 2020	June 30, 2020

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,702,574	$9,029,890	$8,200,184	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	6,409,172	5,900,245	5,759,008	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,898,577	2,554,123	1,968,939	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,300,841	1,328,620	1,018,510	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	25,714	28,183	29,107	28%	28%	28%

			$19,336,878	$18,841,061	$16,975,748

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2021	December 31, 2020	June 30, 2020

VIS	$54,778,372	$53,849,925	$36,116,588
GUC	$19,282,086	$15,827,184	$11,788,684
Xintec	$18,806,645	$20,420,233	$12,463,576

14.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2021	December 31, 2020	June 30, 2020

Assets used by the Company	$1,722,112,116	$1,554,585,938	$1,493,522,951
Assets subject to operating leases	567,017	1,003,182	37,999

	$1,722,679,133	$1,555,589,120	$1,493,560,950

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2021	$3,942,625	$522,447,474	$3,607,005,732	$68,862,648	$223,965,360	$4,426,223,839
Additions	2,587,183	34,524,307	217,478,898	3,799,491	108,588,607	366,978,486
Disposals or retirements	-	(19,921)	(6,882,015)	(124,755)	-	(7,026,691)
Transfers from assets subject to operating leases	-	35,478	656,218	-	-	691,696
Transfers to assets subject to operating leases	-	-	(244,579)	-	-	(244,579)
Effect of exchange rate changes	(16,125)	86,018	672,170	(7,391)	(81,621)	653,051

Balance at June 30, 2021	$6,513,683	$557,073,356	$3,818,686,424	$72,529,993	$332,472,346	$4,787,275,802

Accumulated depreciation and impairment

Balance at January 1, 2021	$506,129	$271,799,471	$2,555,529,969	$43,802,332	$-	$2,871,637,901
Additions	667	16,942,317	178,535,517	3,863,440	-	199,341,941
Disposals or retirements	-	(17,118)	(6,695,391)	(123,997)	-	(6,836,506)
Transfers from assets subject to operating leases	-	15,646	197,639	-	-	213,285
Transfers to assets subject to operating leases	-	-	(68,279)	-	-	(68,279)
Impairment	-	-	274,388	-	-	274,388
Effect of exchange rate changes	(3,750)	21,534	590,342	(7,170)	-	600,956

Balance at June 30, 2021	$503,046	$288,761,850	$2,728,364,185	$47,534,605	$-	$3,065,163,686

Carrying amounts at January 1, 2021	$3,436,496	$250,648,003	$1,051,475,763	$25,060,316	$223,965,360	$1,554,585,938
Carrying amounts at June 30, 2021	$6,010,637	$268,311,506	$1,090,322,239	$24,995,388	$332,472,346	$1,722,112,116

Cost

Balance at January 1, 2020	$3,991,798	$438,075,063	$2,886,622,968	$54,611,364	$528,295,086	$3,911,596,279
Additions (deductions)	-	66,843,789	575,722,091	9,268,143	(374,596,112)	277,237,911
Disposals or retirements	-	(19,785)	(3,060,141)	(114,216)	-	(3,194,142)
Transfers from assets subject to operating leases	-	22,323	-	-	-	22,323
Effect of exchange rate changes	(14,536)	(1,126,851)	(3,760,480)	(125,392)	(140,092)	(5,167,351)

Balance at June 30, 2020	$3,977,262	$503,794,539	$3,455,524,438	$63,639,899	$153,558,882	$4,180,495,020

Accumulated depreciation and impairment

Balance at January 1, 2020	$538,690	$243,059,390	$2,278,265,943	$37,418,395	$-	$2,559,282,418
Additions	791	13,167,675	118,235,125	3,172,208	-	134,575,799
Disposals or retirements	-	(15,805)	(2,891,975)	(113,295)	-	(3,021,075)
Transfers from assets subject to operating leases	-	8,196	-	-	-	8,196
Effect of exchange rate changes	(10,057)	(612,952)	(3,175,406)	(74,854)	-	(3,873,269)

Balance at June 30, 2020	$529,424	$255,606,504	$2,390,433,687	$40,402,454	$-	$2,686,972,069

Carrying amounts at January 1, 2020	$3,453,108	$195,015,673	$608,357,025	$17,192,969	$528,295,086	$1,352,313,861
Carrying amounts at June 30, 2020	$3,447,838	$248,188,035	$1,065,090,751	$23,237,445	$153,558,882	$1,493,522,951

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2021, the Company recognized an impairment loss of NT$274,388 thousand for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2021	$227,529	$1,199,011	$1,426,540
Transfers to assets used by the Company	(35,478)	(656,218)	(691,696)
Transfers from assets used by the Company	-	244,579	244,579

Balance at June 30, 2021	$192,051	$787,372	$979,423

Accumulated depreciation

Balance at January 1, 2021	$201,366	$221,992	$423,358
Additions	632	133,422	134,054
Transfers to assets used by the Company	(15,646)	(197,639)	(213,285)
Transfers from assets used by the Company	-	68,279	68,279

Balance at June 30, 2021	$186,352	$226,054	$412,406

Carrying amounts at January 1, 2021	$26,163	$977,019	$1,003,182
Carrying amounts at June 30, 2021	$5,699	$561,318	$567,017

Cost

Balance at January 1, 2020	$562,610	$-	$562,610
Transfers to assets used by the Company	(22,323)	-	(22,323)

Balance at June 30, 2020	$540,287	$-	$540,287

Accumulated depreciation

Balance at January 1, 2020	$499,066	$-	$499,066
Additions	11,418	-	11,418
Transfers to assets used by the Company	(8,196)	-	(8,196)

Balance at June 30, 2020	$502,288	$-	$502,288

Carrying amounts at January 1, 2020	$63,544	$-	$63,544
Carrying amounts at June 30, 2020	$37,999	$-	$37,999

Operating leases relate to leases of buildings and leases of machinery and equipment with lease terms ranging between approximately 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiration of the lease periods.

The maturity analysis of operating lease payments receivable from the buildings and machinery and equipment is as follows:

	June 30, 2021	December 31, 2020	June 30, 2020

Year 1	$22,011	$149,120	$17,612
Year 2	8,496	16,992	16,992
Year 3	-	-	8,496

	$30,507	$166,112	$43,100

15.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2021	December 31, 2020	June 30, 2020

Carrying amounts

Land	$30,256,923	$25,141,908	$18,459,364
Buildings	2,323,733	2,544,742	2,346,438
Machinery and equipment	3,905	-	193,952
Office equipment	34,711	41,732	37,140

	$32,619,272	$27,728,382	$21,036,894

	Six Months Ended June 30
	2021	2020

Additions to right-of-use assets	$6,220,076	$5,510,956

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Depreciation of right-of-use assets
Land	$454,014	$313,083	$899,416	$605,839
Buildings	157,499	142,335	310,629	278,167
Machinery and equipment	135	290,928	135	581,857
Office equipment	5,367	5,980	10,878	12,229

	$617,015	$752,326	$1,221,058	$1,478,092

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$20,248	$19,011	$40,674	$37,923

b.	Lease liabilities

	June 30, 2021	December 31, 2020	June 30, 2020

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$1,861,281	$1,828,025	$1,984,818
Noncurrent portion	21,030,441	20,560,649	19,164,873

	$22,891,722	$22,388,674	$21,149,691

Ranges of discount rates for lease liabilities are as follows:

	June 30, 2021	December 31, 2020	June 30, 2020

Land	0.39%-2.14%	0.48%-2.14%	0.48%-2.14%
Buildings	0.39%-3.88%	0.54%-3.88%	0.54%-3.88%
Machinery and equipment	0.71%	-	3.24%
Office equipment	0.28%-3.88%	0.28%-3.88%	0.43%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

The Company leases machinery and equipment for use in operation with lease terms of 2 years. The Company has purchase options to acquire certain leasehold machinery and equipment at the end of the lease terms. As of September 30, 2020, the aforementioned lease contract with purchase option has expired.

d.	Subleases

The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 6 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	June 30, 2021	December 31, 2020	June 30, 2020

Year 1	$64,991	$144,099	$52,211

e.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Expenses relating to short-term leases	$1,309,473	$786,725	$2,588,882	$1,754,838
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$33,445	$49,309	$101,017	$97,154

	Six Months Ended June 30
	2021	2020

Total cash outflow for leases	$3,660,126	$3,568,815

16.INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2021	$5,436,602	$22,161,712	$36,238,967	$11,277,701	$75,114,982
Additions	-	1,004,974	3,708,226	90,702	4,803,902
Disposals or retirements	-	-	(13,779)	-	(13,779)
Effect of exchange rate changes	(28,244)	1,071	2,079	185	(24,909)

Balance at June 30, 2021	$5,408,358	$23,167,757	$39,935,493	$11,368,588	$79,880,196

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,226,066	$30,111,759	$7,008,978	$49,346,803
Additions	-	1,334,121	2,068,523	605,779	4,008,423
Disposals or retirements	-	-	(12,551)	-	(12,551)
Effect of exchange rate changes	-	1,071	1,266	141	2,478

Balance at June 30, 2021	$-	$13,561,258	$32,168,997	$7,614,898	$53,345,153

Carrying amounts at January 1, 2021	$5,436,602	$9,935,646	$6,127,208	$4,268,723	$25,768,179
Carrying amounts at June 30, 2021	$5,408,358	$9,606,499	$7,766,496	$3,753,690	$26,535,043

Cost

Balance at January 1, 2020	$5,693,376	$15,854,951	$33,024,010	$8,302,996	$62,875,333
Additions	-	6,035,171	1,292,039	2,863,032	10,190,242
Disposals or retirements	-	-	(48,828)	-	(48,828)
Effect of exchange rate changes	(75,905)	(3,352)	(17,300)	(1,334)	(97,891)

Balance at June 30, 2020	$5,617,471	$21,886,770	$34,249,921	$11,164,694	$72,918,856

Accumulated amortization and impairment

Balance at January 1, 2020	$-	$9,823,770	$26,502,067	$5,896,468	$42,222,305
Additions	-	1,021,932	1,856,243	486,245	3,364,420
Disposals or retirements	-	-	(48,828)	-	(48,828)
Effect of exchange rate changes	-	(3,352)	(10,321)	(968)	(14,641)

Balance at June 30, 2020	$-	$10,842,350	$28,299,161	$6,381,745	$45,523,256

Carrying amounts at January 1, 2020	$5,693,376	$6,031,181	$6,521,943	$2,406,528	$20,653,028
Carrying amounts at June 30, 2020	$5,617,471	$11,044,420	$5,950,760	$4,782,949	$27,395,600

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.0% in its test of impairment as of December 31, 2020 to reflect the relevant specific risk in the cash-generating unit.

17.	SHORT-TERM LOANS
	June 30, 2021	December 31, 2020	June 30, 2020
Unsecured loans
Amount	$139,380,910	$88,559,026	$169,546,950

Loan content
US$ (in thousands)	$-	$200,000	$1,642,000
EUR (in thousands)	4,195,819	2,398,000	3,579,000
JPY (in thousands)	-	-	10,000,000
Annual interest rate	(0.25)% - 0.01%	(0.54)% - 0.33%	(0.15)% - 0.83%
Maturity date	Due by September 2021	Due by February 2021	Due by September 2020

18.	SHORT-TERM BILLS PAYABLE

June 30, 2020

Commercial papers	$6,500,000
Less: Discounts on commercial papers	(6,602)

$6,493,398

Annual interest rate	0.45%-0.52%

19.	BONDS PAYABLE

	June 30, 2021	December 31, 2020	June 30, 2020

Domestic unsecured bonds	$230,389,000	$173,197,000	$95,300,000
Overseas unsecured bonds	181,278,500	84,291,000	-
Less: Discounts on bonds payable	(1,202,643)	(782,916)	(60,319)
Less: Current portion	-	(2,600,000)	(12,800,000)

	$410,464,857	$254,105,084	$82,439,681

The Company issued domestic unsecured bonds for the six months ended June 30, 2021, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

110-1	A	March 2021 to March 2026	$4,800,000	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400,000	0.55%	The same as above
	C	March 2021 to March 2031	4,900,000	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200,000	0.50%	The same as above
	B	May 2021 to May 2028	8,400,000	0.58%	The same as above
	C	May 2021 to May 2031	5,600,000	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900,000	0.52%	The same as above
	B	June 2021 to June 2028	7,900,000	0.58%	The same as above
	C	June 2021 to June 2031	4,900,000	0.65%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above

20.	LONG-TERM BANK LOANS

	June 30, 2021	December 31, 2020	June 30, 2020

Unsecured loans	$3,210,000	$2,000,000	$-
Less: Discounts on government grants	(38,669)	(32,389)	-

	$3,171,331	$1,967,611	$-

Loan content
Annual interest rate	0.4%-0.6%	0.4%	-
Maturity date	Due by March 2026	Due by September 2025	-

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

21.	EQUITY

a.	Capital stock

	June 30, 2021	December 31, 2020	June 30, 2020

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of June 30, 2021, 1,064,288 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,321,442 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	June 30, 2021	December 31, 2020	June 30, 2020

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	-	-
From share of changes in equities of subsidiaries	121,843	121,843	121,843
From share of changes in equities of associates	302,837	302,526	302,506
Donations	40,578	40,578	33,336

	$64,753,836	$56,347,243	$56,339,981

Under the relevant laws, the capital surplus generated from the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds), the difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal and donations may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2021, 2020 and 2019 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021
Board of Directors in its	August 10,	June 9,
meeting	2021	2021

Special capital reserve	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2020	of 2020	of 2020	of 2020
Board of Directors in its	February 9,	November 10,	August 11,	May 12,
meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2019	of 2019	of 2019	of 2019
Board of Directors in its meeting	February 11, 2020	November 12, 2019	August 13, 2019	June 5, 2019

Special capital reserve	$16,893,073	$3,289,166	$(3,338,190)	$(4,723,939)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$51,860,761
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.0

d.	Others

Changes in others were as follows:

	Six Months Ended June 30, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)
Exchange differences arising on translation of foreign operations	(3,095,241)	-	-	-	(3,095,241)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	817,424	-	-	817,424
Debt instruments	-	(1,622,452)	-	-	(1,622,452)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	278,816	-	-	278,816
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(169,334)	-	-	(169,334)
Loss allowance adjustments from debt instruments	-	1,617	-	-	1,617

(Continued)

	Six Months Ended June 30, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Gain (loss) arising on changes in the fair value of hedging instruments	$-	$-	$(41,416)	$-	$(41,416)
Transferred to initial carrying amount of hedged items	-	-	41,416	-	41,416
Share of other comprehensive income (loss) of associates	(73,657)	4,502	-	-	(69,155)
Income tax effect	-	(55,845)	-	-	(55,845)

Balance, end of period	$(60,170,525)	$1,576,482	$-	$-	$(58,594,043)

(Concluded)

	Six Months Ended June 30, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)
Exchange differences arising on translation of foreign operations	(11,690,086)	-	-	-	(11,690,086)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(22,437)	-	-	(22,437)
Debt instruments	-	3,625,573	-	-	3,625,573
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(926,919)	-	-	(926,919)
Loss allowance adjustments from debt instruments	-	(255)	-	-	(255)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(42,749)	-	(42,749)
Transferred to initial carrying amount of hedged items	-	-	46,569	-	46,569
Share of other comprehensive income (loss) of associates	(176,309)	(3,469)	-	-	(179,778)
Share of unearned stock-based employee compensation of associates	-	-	-	190	190
Income tax effect	-	466	-	-	466

Balance, end of period	$(38,737,795)	$1,980,000	$-	$-	$(36,757,795)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Employee restricted stock awards

The issuance of employee restricted stock awards of no more than 2,600 thousand common shares has been approved by TSMC’s shareholders’ meeting held on July 26, 2021. The grants will be made free of charge.

22.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Three Months Ended June 30		Six Months Ended June 30
Product	2021	2020	2021	2020

Wafer	$332,005,700	$275,306,030	$654,477,956	$546,955,842
Others	40,139,422	35,392,337	80,077,396	74,339,708

	$372,145,122	$310,698,367	$734,555,352	$621,295,550

	Three Months Ended June 30		Six Months Ended June 30
Geography	2021	2020	2021	2020

Taiwan	$41,751,615	$27,697,800	$99,480,649	$57,932,878
United States	218,814,409	178,101,996	456,177,680	349,676,085
China	55,029,691	65,066,251	78,239,433	133,559,658
Europe, the Middle East and Africa	25,148,209	17,213,445	45,022,267	34,532,690
Japan	19,424,581	16,702,803	34,380,749	33,966,408
Others	11,976,617	5,916,072	21,254,574	11,627,831

	$372,145,122	$310,698,367	$734,555,352	$621,295,550

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended June 30		Six Months Ended June 30
Platform	2021	2020	2021	2020

Smartphone	$157,744,895	$145,843,876	$320,952,692	$297,775,153
High Performance Computing	143,391,014	104,115,544	271,234,401	197,109,154
Internet of Things	29,391,787	25,265,823	59,514,518	51,861,636
Automotive	16,395,914	11,392,379	31,001,454	24,454,106
Digital Consumer Electronics	13,540,616	14,213,141	28,954,701	29,790,979
Others	11,680,896	9,867,604	22,897,586	20,304,522

	$372,145,122	$310,698,367	$734,555,352	$621,295,550

	Three Months Ended June 30		Six Months Ended June 30
Resolution	2021	2020	2021	2020

5-nanometer	$61,189,745	$-	$106,802,946	$-
7-nanometer	101,327,247	100,229,077	212,348,622	195,936,641
10-nanometer	171,448	724,040	628,486	2,003,537
16-nanometer	45,342,157	48,709,060	90,649,739	100,128,339
20-nanometer	1,329,397	2,243,613	2,530,800	4,096,381
28-nanometer	37,518,815	38,479,201	74,182,990	76,479,155
40/45-nanometer	23,604,843	26,050,830	46,795,800	52,145,084
65-nanometer	16,335,174	15,576,755	31,958,401	31,560,957
90-nanometer	9,031,280	7,628,781	17,755,720	15,300,250
0.11/0.13 micron	9,307,618	7,575,474	18,005,084	14,597,903
0.15/0.18 micron	20,997,915	21,626,179	41,607,465	43,279,180
0.25 micron and above	5,850,061	6,463,020	11,211,903	11,428,415

Wafer revenue	$332,005,700	$275,306,030	$654,477,956	$546,955,842

b.	Contract balances

	June 30, 2021	December 31, 2020	June 30, 2020	January 1, 2020

Contract liabilities (classified under accrued expenses and other current liabilities)	$28,707,650	$13,775,088	$9,652,577	$6,784,323

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$1,790,629 thousand and NT$539,843 thousand for the three months ended June 30, 2021 and 2020, respectively; and NT$10,804,405 thousand and NT$4,009,761 thousand for the six months ended June 30, 2021 and 2020, respectively.

23.INTEREST INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Interest income
Bank deposits	$708,406	$1,459,001	$1,339,467	$3,372,072
Financial assets at FVTPL	-	1,182	-	1,768
Financial assets at FVTOCI	548,760	820,923	1,175,467	1,704,899
Financial assets at amortized cost	171,515	197,256	374,651	388,692

	$1,428,681	$2,478,362	$2,889,585	$5,467,431

24.	FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Interest expense
Corporate bonds	$1,083,200	$220,213	$1,798,304	$388,655
Lease liabilities	47,150	60,160	96,927	128,375
Bank loans	3,964	121,131	11,093	414,197
Others	85	7,641	170	8,482

	$1,134,399	$409,145	$1,906,494	$939,709

25.	OTHER GAINS AND LOSSES, NET

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Gain on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$166,348	$747,507	$169,334	$926,919
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	955,618	(1,416,828)	(2,398,909)	(1,507,791)
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(1,861)	1,881	(1,617)	255
Financial assets at amortized cost	4,648	(443)	4,901	(443)
Other gains, net	133,879	211,282	273,128	79,227

	$1,258,632	$(456,601)	$(1,953,163)	$(501,833)

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Current income tax expense
Current tax expense recognized in the current period	$19,420,622	$16,787,405	$39,877,578	$33,174,751
Income tax adjustments on prior years	158,443	47,228	158,443	75,630
Other income tax adjustments	31,501	(112,723)	69,886	(79,462)
	19,610,566	16,721,910	40,105,907	33,170,919
Deferred income tax benefit
The origination and reversal of temporary differences	(3,383,430)	(1,215,786)	(7,238,311)	(2,580,510)
Investment tax credits	(1,317,777)	-	(2,632,597)	-
	(4,701,207)	(1,215,786)	(9,870,908)	(2,580,510)

Income tax expense recognized in profit or loss	$14,909,359	$15,506,124	$30,234,999	$30,590,409

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Deferred income tax benefit (expense)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$(74)	$352	$(55,845)	$466

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2019. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Basic EPS	$5.18	$4.66	$10.57	$9.17
Diluted EPS	$5.18	$4.66	$10.57	$9.17

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended June 30, 2021

Basic/Diluted EPS
Net income available to common shareholders of the parent	$134,358,942	25,930,380	$5.18

Three months ended June 30, 2020

Basic/Diluted EPS
Net income available to common shareholders of the parent	$120,822,193	25,930,380	$4.66

Six months ended June 30, 2021

Basic/Diluted EPS
Net income available to common shareholders of the parent	$274,049,435	25,930,380	$10.57

Six months ended June 30, 2020

Basic/Diluted EPS
Net income available to common shareholders of the parent	$237,808,913	25,930,380	$9.17

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$94,713,022	$62,604,362	$186,947,097	$123,444,346
Recognized in operating expenses	6,949,727	6,371,650	13,615,902	12,609,545
Recognized in other operating income and expenses	61,437	5,556	134,054	11,418

	$101,724,186	$68,981,568	$200,697,053	$136,065,309

b.Amortization of intangible assets

Recognized in cost of revenue	$1,394,961	$1,279,576	$2,681,865	$2,174,974
Recognized in operating expenses	686,011	614,108	1,326,558	1,189,446

	$2,080,972	$1,893,684	$4,008,423	$3,364,420

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$943,574	$658,511	$1,713,829	$1,339,335
Defined benefit plans	48,121	51,227	96,232	102,442
	991,695	709,738	1,810,061	1,441,777
Other employee benefits	38,417,965	33,212,840	75,682,063	65,000,511

	$39,409,660	$33,922,578	$77,492,124	$66,442,288

Employee benefits expense summarized by function
Recognized in cost of revenue	$23,513,793	$20,037,035	$46,320,240	$39,481,535
Recognized in operating expenses	15,895,867	13,885,543	31,171,884	26,960,753

	$39,409,660	$33,922,578	$77,492,124	$66,442,288

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Profit sharing bonus to employees	$8,020,534	$8,109,389	$16,358,834	$15,963,305

TSMC’s profit sharing bonus to employees and compensation to directors for 2020 and 2019 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2020	2019
	February 9,	February 11,
Resolution Date of TSMC’s Board of Directors in its meeting	2021	2020

Profit sharing bonus to employees	$34,753,184	$23,165,745
Compensation to directors	$509,753	$360,404

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2020 and 2019, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.CASH FLOW INFORMATION

a.	Non-cash transactions

	Six Months Ended June 30
	2021	2020

Additions of financial assets at FVTOCI	$148,920,027	$128,557,706
Conversion of convertible bonds into equity securities	-	(120,548)
Changes in accrued expenses and other current liabilities	2,665,377	(5,074,532)

Payments for acquisition of financial assets at FVTOCI	$151,585,404	$123,362,626

Disposal of financial assets at FVTOCI	$145,602,717	$127,700,730
Changes in other financial assets	2,990,739	(1,472,744)

Proceeds from disposal of financial assets at FVTOCI	$148,593,456	$126,227,986

Additions of property, plant and equipment	$366,978,486	$277,237,911
Changes in other financial assets	364,946	461,899
Changes in payables to contractors and equipment suppliers	47,697,813	41,604,862
Transferred to initial carrying amount of hedged items	(41,416)	(46,569)

Payments for acquisition of property, plant and equipment	$414,999,829	$319,258,103

(Continued)

	Six Months Ended June 30
	2021	2020

Additions of intangible assets	$4,803,902	$10,190,242
Changes in other financial assets	2,442	5,635
Changes in account payable	-	191,429
Changes in accrued expenses and other current liabilities	(682,778)	(1,899,744)

Payments for acquisition of intangible assets	$4,123,566	$8,487,562

(Concluded)

b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2021

Short-term loans	$88,559,026	$55,624,096	$(4,518,505)	$-	$(283,707)	$139,380,910
Bonds payable	256,705,084	154,930,702	(1,231,552)	-	60,623	410,464,857
Long-term bank loans	1,967,611	1,210,000	-	-	(6,280)	3,171,331
Lease liabilities	22,388,674	(1,082,055)	(33,211)	1,521,387	96,927	22,891,722

Total	$369,620,395	$210,682,743	$(5,783,268)	$1,521,387	$(132,437)	$575,908,820

			Non-cash changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2020

Short-term loans	$118,522,290	$52,578,588	$(1,553,928)	$-	$-	$169,546,950
Short-term bills payable	-	6,485,303	-	-	8,095	6,493,398
Bonds payable	56,900,000	38,337,937	-	-	1,744	95,239,681
Lease liabilities	17,316,917	(1,573,933)	(29,490)	5,307,822	128,375	21,149,691

Total	$192,739,207	$95,827,895	$(1,583,418)	$5,307,822	$138,214	$292,429,720

Note:

Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and amortization of short-term bills payable.

30.FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	June 30, 2021	December 31, 2020	June 30, 2020

Financial assets
FVTPL (Note 1)	$58,325	$2,259,412	$788,526
FVTOCI (Note 2)	131,364,292	129,918,694	137,599,593
Hedging financial assets	310	47	-
Amortized cost (Note 3)	944,073,720	826,293,705	636,689,032

	$1,075,496,647	$958,471,858	$775,077,151

Financial liabilities
FVTPL (Note 4)	$1,828,338	$94,128	$1,543,265
Hedging financial liabilities	10,216	1,169	14,839
Amortized cost (Note 5)	919,869,533	748,129,332	596,415,133

	$921,708,087	$748,224,629	$597,973,237

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, short-term bills payable, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans and guarantee deposits.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the six months ended June 30, 2021 and 2020, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$519,643 thousand and NT$1,066,845 thousand for the six months ended June 30, 2021 and 2020, respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily related to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate futures to partially hedge the interest rate risk on its fixed income investments. However, these hedges can offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,713,054 thousand and NT$3,152,977 thousand for the six months ended June 30, 2021 and 2020, respectively.

The majority of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect the future cash flows and the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the six months ended June 30, 2021 and 2020, the other comprehensive income would have decreased by NT$532,912 thousand and NT$419,261 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2021, December 31, 2020 and June 30, 2020, the Company’s ten largest customers accounted for 78%, 79% and 78% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the six months ended June 30, 2021 and 2020, the expected credit loss decreased NT$3,563 thousand and NT$545 thousand, respectively. The changes were mainly due to investment portfolio adjustment.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
June 30, 2021

Non-derivative financial liabilities

Short-term loans	$139,286,411	$-	$-	$-	$139,286,411
Accounts payable (including related parties)	41,229,913	-	-	-	41,229,913
Payables to contractors and equipment suppliers	107,146,153	-	-	-	107,146,153
Accrued expenses and other current liabilities	81,877,944	-	-	-	81,877,944
Bonds payable	4,695,789	31,393,955	111,057,181	321,209,197	468,356,122
Long-term bank loans	15,145	1,711,443	1,529,118	-	3,255,706
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,056,447	3,547,598	3,254,813	15,437,513	24,296,371
	376,307,802	36,652,996	115,841,112	336,646,710	865,448,620

Derivative financial instruments

Forward exchange contracts
Outflows	202,441,828	-	-	-	202,441,828
Inflows	(201,256,293)	-	-	-	(201,256,293)
	1,185,535	-	-	-	1,185,535

	$377,493,337	$36,652,996	$115,841,112	$336,646,710	$866,634,155

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2020

Non-derivative financial liabilities

Short-term loans	$88,557,526	$-	$-	$-	$88,557,526
Accounts payable (including related parties)	41,095,002	-	-	-	41,095,002
Payables to contractors and equipment suppliers	157,804,961	-	-	-	157,804,961
Accrued expenses and other current liabilities	71,995,747	-	-	-	71,995,747
Bonds payable	5,327,971	27,631,589	59,986,812	207,152,135	300,098,507
Long-term bank loans	8,000	847,389	1,170,944	-	2,026,333
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,024,212	3,566,719	3,198,845	15,067,857	23,857,633
	366,813,419	32,045,697	64,356,601	222,219,992	685,435,709

Derivative financial instruments

Forward exchange contracts
Outflows	177,764,155	-	-	-	177,764,155
Inflows	(181,457,960)	-	-	-	(181,457,960)
	(3,693,805)	-	-	-	(3,693,805)

	$363,119,614	$32,045,697	$64,356,601	$222,219,992	$681,741,904

June 30, 2020

Non-derivative financial liabilities

Short-term loans	$169,558,535	$-	$-	$-	$169,558,535
Short-term bills payable	6,500,000	-	-	-	6,500,000
Accounts payable (including related parties)	39,533,744	-	-	-	39,533,744
Payables to contractors and equipment suppliers	97,739,201	-	-	-	97,739,201
Accrued expenses and other current liabilities	57,970,002	-	-	-	57,970,002
Bonds payable	13,589,809	17,774,765	20,217,199	47,452,174	99,033,947
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,201,266	3,403,416	3,110,103	14,029,185	22,743,970
	387,092,557	21,178,181	23,327,302	61,481,359	493,079,399

Derivative financial instruments

Forward exchange contracts
Outflows	222,691,323	-	-	-	222,691,323
Inflows	(223,703,226)	-	-	-	(223,703,226)
	(1,011,903)	-	-	-	(1,011,903)

	$386,080,654	$21,178,181	$23,327,302	$61,481,359	$492,067,496

(Concluded)

Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

June 30, 2021

Lease liabilities	$7,658,578	$5,300,326	$2,290,803	$187,806	$15,437,513

December 31, 2020

Lease liabilities	$7,401,969	$5,253,877	$2,255,185	$156,826	$15,067,857

June 30, 2020

Lease liabilities	$6,919,805	$4,969,639	$2,135,897	$3,844	$14,029,185

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$58,325	$-	$58,325

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$58,907,886	$-	$58,907,886
Agency bonds/Agency mortgage-backed securities	-	32,188,798	-	32,188,798
Government bonds	24,041,328	80,575	-	24,121,903
Asset-backed securities	-	7,523,443	-	7,523,443
Investments in equity instruments
Non-publicly traded equity investments	-	-	5,389,958	5,389,958
Publicly traded stocks	52,499	-	-	52,499
Notes and accounts receivable, net	-	3,179,805	-	3,179,805

	$24,093,827	$101,880,507	$5,389,958	$131,364,292

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$310	$-	$-	$310

(Continued)

	June 30, 2021
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,828,338	$-	$1,828,338

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$10,216	$-	$-	$10,216

(Concluded)

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$2,259,412	$-	$2,259,412

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$56,593,623	$-	$56,593,623
Agency bonds/Agency mortgage-backed securities	-	43,977,113	-	43,977,113
Government bonds	13,279,154	180,349	-	13,459,503
Asset-backed securities	-	8,368,264	-	8,368,264
Investments in equity instruments
Non-publicly traded equity investments	-	-	4,514,940	4,514,940
Publicly traded stocks	49,950	-	-	49,950
Notes and accounts receivable, net	-	2,955,301	-	2,955,301

	$13,329,104	$112,074,650	$4,514,940	$129,918,694

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$47	$-	$-	$47

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$94,128	$-	$94,128

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$1,169	$-	$-	$1,169

Because certain equity investment’s quoted price (unadjusted) in active markets became available in the fourth quarter of 2020, its fair value hierarchy was transferred from Level 2 to Level 1.

	June 30, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$754,789	$-	$754,789
Agency mortgage-backed securities	-	33,737	-	33,737

	$-	$788,526	$-	$788,526

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$59,747,143	$-	$59,747,143
Agency bonds/Agency mortgage-backed securities	-	48,777,759	-	48,777,759
Government bonds	9,909,343	145,187	-	10,054,530
Asset-backed securities	-	10,824,156	-	10,824,156
Investments in equity instruments
Non-publicly traded equity investments	-	65,364	4,235,155	4,300,519
Notes and accounts receivable, net	-	3,895,486	-	3,895,486

	$9,909,343	$123,455,095	$4,235,155	$137,599,593

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,543,265	$-	$1,543,265

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$14,839	$-	$-	$14,839

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the six months ended June 30, 2021 and 2020 are as follows:

	Six Months Ended June 30
	2021	2020

Balance, beginning of period	$4,514,940	$4,208,900
Additions	153,680	141,974
Recognized in profit or loss	-	(3,821)
Recognized in other comprehensive income or loss	814,395	(48,976)
Disposals and proceeds from return of capital of investments	(62,837)	-
Effect of exchange rate changes	(30,220)	(62,922)

Balance, end of period	$5,389,958	$4,235,155

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, government bonds and non-publicly traded equity investments - equity investments trading on the Emerging Stock Board are determined by quoted market prices provided by third party pricing services.

●	The fair values of forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.

●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On June 30, 2021, December 31, 2020 and June 30, 2020, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$46,218 thousand, NT$39,006 thousand and NT$35,044 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	June 30, 2021
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$4,336,636	$4,373,891

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$410,464,857	$407,330,000

	December 31, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$10,970,199	$11,053,550

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$256,705,084	$257,551,196

	June 30, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$8,850,706	$8,919,878

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$95,239,681	$96,053,314
Short-term bills payable	6,493,398	6,491,858

	$101,733,079	$102,545,172

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

The fair value of the Company’s short-term bills payable is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories
Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2021	2020	2021	2020

Item	Related Party Categories

Net revenue from sale of goods	Associates	$1,816,016	$1,864,528	$3,447,107	$3,681,927

Net revenue from royalties	Associates	$52,972	$51,822	$104,954	$103,369

c.	Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Related Party Categories

Associates	$2,006,612	$2,018,917	$3,903,133	$3,733,250

d.	Receivables from related parties

		June 30, 2021	December 31, 2020	June 30, 2020

Item	Related Party Name/Categories

Receivables from	GUC	$675,490	$370,643	$792,557
related parties	Xintec	108,907	187,488	99,134

		$784,397	$558,131	$891,691

Other receivables	VIS	$1,639,722	$4,311	$1,505,369
from related	SSMC	48,879	45,291	1,075,495
parties	Others	23,051	1,043	206

		$1,711,652	$50,645	$2,581,070

e.	Payables to related parties

		June 30, 2021	December 31, 2020	June 30, 2020

Item	Related Party Name/Categories

Payables to related	Xintec	$727,551	$1,358,624	$534,092
parties	SSMC	412,226	400,819	514,797
	VIS	334,046	311,406	307,524
	Others	30,333	36,869	76,592

		$1,504,156	$2,107,718	$1,433,005

f.	Accrued expenses and other current liabilities

		June 30, 2021	December 31, 2020	June 30, 2020

Item	Related Party Categories

Contract liabilities	Associates	$333,101	$-	$-

g.	Others

		Three Months Ended June 30		Six Months Ended June 30
		2021	2020	2021	2020

Item	Related Party Categories

Manufacturing expenses	Associates	$949,613	$864,671	$2,566,519	$1,821,957

Research and development expenses	Associates	$39,202	$65,667	$81,920	$87,269

General and administrative expenses	Other related parties	$35,000	$30,000	$70,000	$60,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Short-term employee benefits	$689,912	$649,062	$1,302,471	$1,207,363
Post-employment benefits	776	655	1,495	1,307

	$690,688	$649,717	$1,303,966	$1,208,670

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and market trends.

32.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of June 30, 2021, December 31, 2020 and June 30, 2020, the aforementioned other financial assets amounted to NT$264,553 thousand, NT$135,375 thousand and NT$116,961 thousand, respectively.

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of June 30, 2021, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of June 30, 2021.

c.	TSMC entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

d.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

e.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

f.	Amounts available under unused letters of credit as of June 30, 2021, December 31, 2020 and June 30, 2020 were NT$137,772 thousand, NT$56,194 thousand and NT$58,858 thousand, respectively.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2021

Financial assets

Monetary items
USD	$7,172,316	27.889		$200,028,730
USD	1,749,810	6.461	(Note 2)	48,800,457
EUR	6,811	33.219		226,248
JPY	22,225,973	0.2526		5,614,281

Financial liabilities

Monetary items
USD	7,022,872	27.889		195,860,888
EUR	4,287,817	33.219		142,436,982
JPY	78,286,201	0.2526		19,775,094

December 31, 2020

Financial assets

Monetary items
USD	6,984,545	28.097		196,244,748
USD	785,171	6.540	(Note 2)	22,060,962
EUR	13,820	34.587		478,002
JPY	83,593,234	0.2729		22,812,594

Financial liabilities

Monetary items
USD	6,966,889	28.097		195,748,671
EUR	4,150,215	34.587		143,543,499
JPY	105,112,663	0.2729		28,685,246

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2020

Financial assets

Monetary items
USD	$5,174,665	29.429		$152,285,206
USD	496,369	7.074	(Note 2)	14,607,645
EUR	25,644	33.108		849,010
JPY	80,184,719	0.2731		21,898,447

Financial liabilities

Monetary items
USD	7,010,449	29.429		206,310,512
EUR	4,092,463	33.108		135,493,271
JPY	90,678,234	0.2731		24,764,226

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the six months ended June 30, 2021 and 2020, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.	Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

36.	OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																		Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	34,796,270 5,800,000 350,000	)& )	$ (RMB (US$	34,796,270 5,800,000 350,000	)& )	$ (RMB	24,171,840 5,600,000)	1.30%-1.50%	The need for long-term and short-term financing	$-	Operating capital	$-	-	$-	$68,772,843	$68,772,843
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	103,189,300 3,700,000)		(US$	103,189,300 3,700,000)		(US$	103,189,300 3,700,000)	0.00%	The need for short-term financing	-	Operating capital	-	-	-	758,575,513	758,575,513

Note 1:	The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2:	The aggregate amount available for lending to TSMC from TSMC Global shall not exceed two times (200%) of the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (Foreign Currencies in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$497,946,450	$ (US$	2,320,736 83,213)	$ (US$	2,320,736 83,213)	$ (US$	2,320,736 83,213)	$-	0.12%	$497,946,450	Yes	No	No
		TSMC Global	Subsidiary	497,946,450	(US$	209,167,500 7,500,000)	(US$	209,167,500 7,500,000)	(US$	181,278,500 6,500,000)	-	10.50%	497,946,450	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	199,178,580	(JPY	333,432 1,320,000)	(JPY	333,432 1,320,000)	(JPY	333,432 1,320,000)	-	0.02%	199,178,580	No	No	No

Note 1: The total amount of the endorsement/guarantee provided by TSMC to TSMC North America and TSMC Global shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2: The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed ten percent (10%) of TSMC’s net worth.

Note 3: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$491,883	10		$491,883
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	345,744		7	345,744
	Global Investment Holding Inc.	-	〃	10,442	105,972		6	105,972
	Crimson Asia Capital	-	〃	-	368		1	368
	W.K. Technology Fund IV	-	〃	202	271		2	271

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	28,539	6	US$	28,539
	China Walden Venture Investments II, L.P.	-	〃	-	US$	12,472	9	US$	12,472
	China Walden Venture Investments III, L.P.	-	〃	-	US$	5,439	4	US$	5,439
	Inpria Corporation	-	〃	1,778	US$	3,600	4	US$	3,600
	Mcube Inc.	-	〃	6,333	-		10	-
	Tela Innovations	-	〃	10,440	-		25	-

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	71,035	N/A	US$	71,035
	Morgan Stanley	-	〃	-	US$	47,626	N/A	US$	47,626
	JPMorgan Chase & Co.	-	〃	-	US$	47,433	N/A	US$	47,433
	Citigroup Inc.	-	〃	-	US$	43,082	N/A	US$	43,082
	The Goldman Sachs Group, Inc.	-	〃	-	US$	42,202	N/A	US$	42,202
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	33,247	N/A	US$	33,247
	AbbVie Inc.	-	〃	-	US$	32,445	N/A	US$	32,445
	Wells Fargo & Company	-	〃	-	US$	28,973	N/A	US$	28,973
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	28,668	N/A	US$	28,668
	Athene Global Funding	-	〃	-	US$	27,074	N/A	US$	27,074
	HSBC Holdings plc	-	〃	-	US$	26,000	N/A	US$	26,000
	Lloyds Banking Group plc	-	〃	-	US$	23,318	N/A	US$	23,318
	Oracle Corporation	-	〃	-	US$	21,974	N/A	US$	21,974
	Apple Inc.	-	〃	-	US$	21,426	N/A	US$	21,426
	BNP Paribas SA	-	〃	-	US$	18,783	N/A	US$	18,783
	Hyundai Capital America, Inc.	-	〃	-	US$	18,623	N/A	US$	18,623
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	17,590	N/A	US$	17,590
	Mizuho Financial Group, Inc.	-	〃	-	US$	17,566	N/A	US$	17,566
	AT&T Inc.	-	〃	-	US$	17,544	N/A	US$	17,544
	Metropolitan Life Global Funding I	-	〃	-	US$	17,470	N/A	US$	17,470
	Verizon Communications Inc.	-	〃	-	US$	17,385	N/A	US$	17,385
	Banco Santander, S.A.	-	〃	-	US$	17,282	N/A	US$	17,282
	NatWest Markets Plc	-	〃	-	US$	16,541	N/A	US$	16,541
	Amazon.com, Inc.	-	〃	-	US$	16,136	N/A	US$	16,136

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Nationwide Building Society	-	Financial assets at fair value through other comprehensive income	-	US$	14,926	N/A	US$	14,926
	Toyota Motor Credit Corporation	-	〃	-	US$	14,728	N/A	US$	14,728
	Nordea Bank Abp	-	〃	-	US$	14,648	N/A	US$	14,648
	NTT Finance Corporation	-	〃	-	US$	14,302	N/A	US$	14,302
	The Toronto-Dominion Bank	-	〃	-	US$	14,165	N/A	US$	14,165
	Principal Life Global Funding II	-	〃	-	US$	13,851	N/A	US$	13,851
	BP Capital Markets America, Inc.	-	〃	-	US$	13,545	N/A	US$	13,545
	Protective Life Global Funding	-	〃	-	US$	13,348	N/A	US$	13,348
	Barclays PLC	-	〃	-	US$	13,066	N/A	US$	13,066
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	12,935	N/A	US$	12,935
	Chevron Corporation	-	〃	-	US$	12,567	N/A	US$	12,567
	Comcast Corporation	-	〃	-	US$	12,313	N/A	US$	12,313
	National Securities Clearing Corporation	-	〃	-	US$	11,948	N/A	US$	11,948
	Société Générale Société anonyme	-	〃	-	US$	11,688	N/A	US$	11,688
	Credit Suisse AG, New York Branch	-	〃	-	US$	11,622	N/A	US$	11,622
	Bristol-Myers Squibb Company	-	〃	-	US$	11,501	N/A	US$	11,501
	Equifax Inc.	-	〃	-	US$	11,410	N/A	US$	11,410
	The Bank of Nova Scotia	-	〃	-	US$	10,933	N/A	US$	10,933
	AstraZeneca Finance LLC	-	〃	-	US$	10,906	N/A	US$	10,906
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	10,897	N/A	US$	10,897
	Credit Agricole SA London Branch	-	〃	-	US$	10,589	N/A	US$	10,589
	Daimler Finance North America LLC	-	〃	-	US$	10,432	N/A	US$	10,432
	Equitable Financial Life Global Funding	-	〃	-	US$	10,379	N/A	US$	10,379
	Roper Technologies, Inc.	-	〃	-	US$	10,271	N/A	US$	10,271
	Equinor ASA	-	〃	-	US$	10,141	N/A	US$	10,141
	U.S. Bancorp	-	〃	-	US$	9,982	N/A	US$	9,982
	AIG Global Funding	-	〃	-	US$	9,965	N/A	US$	9,965
	Standard Chartered PLC	-	〃	-	US$	9,831	N/A	US$	9,831
	American International Group, Inc.	-	〃	-	US$	9,372	N/A	US$	9,372
	Canadian Imperial Bank of Commerce	-	〃	-	US$	9,200	N/A	US$	9,200
	Royal Bank of Canada	-	〃	-	US$	9,157	N/A	US$	9,157
	Shire Acquisitions Investments Ireland Limited	-	〃	-	US$	9,067	N/A	US$	9,067
	NIKE, Inc.	-	〃	-	US$	9,066	N/A	US$	9,066
	New York Life Global Funding	-	〃	-	US$	8,959	N/A	US$	8,959
	Santander UK plc	-	〃	-	US$	8,695	N/A	US$	8,695
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	8,652	N/A	US$	8,652
	Macquarie Group Limited	-	〃	-	US$	8,527	N/A	US$	8,527
	DTE Energy Company	-	〃	-	US$	8,459	N/A	US$	8,459
	KfW	-	〃	-	US$	8,388	N/A	US$	8,388
	UnitedHealth Group Incorporated	-	〃	-	US$	8,337	N/A	US$	8,337
	Guardian Life Global Funding	-	〃	-	US$	8,297	N/A	US$	8,297
	General Electric Company	-	〃	-	US$	8,295	N/A	US$	8,295
	International Bank for Reconstruction and Development	-	〃	-	US$	8,250	N/A	US$	8,250
	Santander UK Group Holdings plc	-	〃	-	US$	8,155	N/A	US$	8,155
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	8,104	N/A	US$	8,104
	Inter-American Development Bank	-	〃	-	US$	8,081	N/A	US$	8,081
	Tencent Holdings Limited	-	〃	-	US$	8,055	N/A	US$	8,055
	ING Groep N.V.	-	〃	-	US$	8,008	N/A	US$	8,008
	Suncorp-Metway Limited	-	〃	-	US$	8,008	N/A	US$	8,008

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	NextEra Energy Capital Holdings, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	7,897	N/A	US$	7,897
	Pacific Life Global Funding II	-	〃	-	US$	7,613	N/A	US$	7,613
	Credit Suisse Group AG	-	〃	-	US$	7,603	N/A	US$	7,603
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	7,591	N/A	US$	7,591
	Bank of Montreal	-	〃	-	US$	7,455	N/A	US$	7,455
	Intuit Inc.	-	〃	-	US$	7,395	N/A	US$	7,395
	Prudential Funding Corp.	-	〃	-	US$	7,252	N/A	US$	7,252
	BPCE SA	-	〃	-	US$	7,222	N/A	US$	7,222
	AstraZeneca PLC	-	〃	-	US$	7,190	N/A	US$	7,190
	DNB Bank ASA	-	〃	-	US$	7,166	N/A	US$	7,166
	Huntington Bancshares Incorporated	-	〃	-	US$	7,153	N/A	US$	7,153
	Cargill, Incorporated	-	〃	-	US$	6,632	N/A	US$	6,632
	Macquarie Bank Limited	-	〃	-	US$	6,589	N/A	US$	6,589
	Montpelier Re Holdings Ltd.	-	〃	-	US$	6,504	N/A	US$	6,504
	Deutsche Bank AG - New York Branch	-	〃	-	US$	6,502	N/A	US$	6,502
	UBS Group Funding (Switzerland) AG	-	〃	-	US$	6,468	N/A	US$	6,468
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	6,421	N/A	US$	6,421
	Exxon Mobil Corporation	-	〃	-	US$	6,383	N/A	US$	6,383
	Scentre Group Trust 1	-	〃	-	US$	6,325	N/A	US$	6,325
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	6,312	N/A	US$	6,312
	Northwestern Mutual Global Funding	-	〃	-	US$	6,260	N/A	US$	6,260
	Fox Corporation	-	〃	-	US$	6,203	N/A	US$	6,203
	The Bank of New York Mellon Corporation	-	〃	-	US$	6,165	N/A	US$	6,165
	WPP Finance 2010	-	〃	-	US$	6,123	N/A	US$	6,123
	W. P. Carey Inc.	-	〃	-	US$	5,915	N/A	US$	5,915
	CVS Health Corporation	-	〃	-	US$	5,913	N/A	US$	5,913
	Analog Devices, Inc.	-	〃	-	US$	5,908	N/A	US$	5,908
	Cigna Corporation	-	〃	-	US$	5,906	N/A	US$	5,906
	Sprint Spectrum Co Llc	-	〃	-	US$	5,879	N/A	US$	5,879
	Capital One, National Association	-	〃	-	US$	5,867	N/A	US$	5,867
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,829	N/A	US$	5,829
	Truist Bank	-	〃	-	US$	5,813	N/A	US$	5,813
	Alabama Power Company	-	〃	-	US$	5,811	N/A	US$	5,811
	Fiserv, Inc.	-	〃	-	US$	5,588	N/A	US$	5,588
	UBS Group AG	-	〃	-	US$	5,584	N/A	US$	5,584
	Capital One Financial Corporation	-	〃	-	US$	5,556	N/A	US$	5,556
	NatWest Group plc	-	〃	-	US$	5,472	N/A	US$	5,472
	CenterPoint Energy, Inc.	-	〃	-	US$	5,469	N/A	US$	5,469
	Intel Corporation	-	〃	-	US$	5,462	N/A	US$	5,462
	Five Corners Funding Trust	-	〃	-	US$	5,447	N/A	US$	5,447
	Thermo Fisher Scientific Inc.	-	〃	-	US$	5,386	N/A	US$	5,386
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	5,379	N/A	US$	5,379
	Georgia-Pacific LLC	-	〃	-	US$	5,364	N/A	US$	5,364
	Fifth Third Bancorp	-	〃	-	US$	5,319	N/A	US$	5,319
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	5,300	N/A	US$	5,300
	Merck & Co., Inc.	-	〃	-	US$	5,213	N/A	US$	5,213
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	5,183	N/A	US$	5,183
	Sempra Energy	-	〃	-	US$	5,182	N/A	US$	5,182
	National Bank of Canada	-	〃	-	US$	5,171	N/A	US$	5,171

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BMW US Capital, LLC	-	Financial assets at fair value through other comprehensive income	-	US$	5,123	N/A	US$	5,123
	Florida Power & Light Company	-	〃	-	US$	5,086	N/A	US$	5,086
	Public Storage	-	〃	-	US$	5,004	N/A	US$	5,004
	HP Inc.	-	〃	-	US$	4,971	N/A	US$	4,971
	Enel Finance International N.V.	-	〃	-	US$	4,938	N/A	US$	4,938
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	4,880	N/A	US$	4,880
	Danske Bank A/S	-	〃	-	US$	4,858	N/A	US$	4,858
	Jackson National Life Global Funding	-	〃	-	US$	4,818	N/A	US$	4,818
	Truist Financial Corporation	-	〃	-	US$	4,730	N/A	US$	4,730
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	4,674	N/A	US$	4,674
	Bank of New Zealand	-	〃	-	US$	4,660	N/A	US$	4,660
	Roche Holdings, Inc.	-	〃	-	US$	4,628	N/A	US$	4,628
	Eversource Energy	-	〃	-	US$	4,578	N/A	US$	4,578
	OGE Energy Corp.	-	〃	-	US$	4,452	N/A	US$	4,452
	Swedbank AB (publ)	-	〃	-	US$	4,377	N/A	US$	4,377
	NiSource Inc.	-	〃	-	US$	4,377	N/A	US$	4,377
	7-Eleven, Inc.	-	〃	-	US$	4,353	N/A	US$	4,353
	MPLX LP	-	〃	-	US$	4,331	N/A	US$	4,331
	Fidelity National Information Services, Inc.	-	〃	-	US$	4,280	N/A	US$	4,280
	Pioneer Natural Resources Company	-	〃	-	US$	4,277	N/A	US$	4,277
	Coöperatieve Rabobank U.A.	-	〃	-	US$	4,273	N/A	US$	4,273
	Element Fleet Management Corp.	-	〃	-	US$	4,245	N/A	US$	4,245
	The Charles Schwab Corporation	-	〃	-	US$	4,235	N/A	US$	4,235
	ERAC USA Finance LLC	-	〃	-	US$	4,211	N/A	US$	4,211
	Dominion Energy, Inc.	-	〃	-	US$	4,191	N/A	US$	4,191
	Exelon Corporation	-	〃	-	US$	4,181	N/A	US$	4,181
	The European Bank for Reconstruction and Development	-	〃	-	US$	4,132	N/A	US$	4,132
	Ameren Corporation	-	〃	-	US$	4,132	N/A	US$	4,132
	Pricoa Global Funding I	-	〃	-	US$	4,082	N/A	US$	4,082
	Ameriprise Financial, Inc.	-	〃	-	US$	4,082	N/A	US$	4,082
	B.A.T. International Finance p.l.c.	-	〃	-	US$	4,082	N/A	US$	4,082
	Appalachian Power Company	-	〃	-	US$	4,061	N/A	US$	4,061
	American Express Credit Corporation	-	〃	-	US$	4,058	N/A	US$	4,058
	Barclays Bank PLC	-	〃	-	US$	4,046	N/A	US$	4,046
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	4,023	N/A	US$	4,023
	BorgWarner Inc.	-	〃	-	US$	3,959	N/A	US$	3,959
	Credit Suisse Group Funding (Guernsey) Limited	-	〃	-	US$	3,906	N/A	US$	3,906
	V.F. Corporation	-	〃	-	US$	3,906	N/A	US$	3,906
	Bayer US Finance II LLC	-	〃	-	US$	3,889	N/A	US$	3,889
	Groupe BPCE	-	〃	-	US$	3,843	N/A	US$	3,843
	Hewlett Packard Enterprise Company	-	〃	-	US$	3,832	N/A	US$	3,832
	Public Service Electric and Gas Company	-	〃	-	US$	3,801	N/A	US$	3,801
	BG Energy Capital plc	-	〃	-	US$	3,789	N/A	US$	3,789
	UBS AG, London Branch	-	〃	-	US$	3,789	N/A	US$	3,789
	Reckitt Benckiser Treasury Services plc	-	〃	-	US$	3,770	N/A	US$	3,770
	Monongahela Power Company	-	〃	-	US$	3,716	N/A	US$	3,716
	Ross Stores, Inc.	-	〃	-	US$	3,715	N/A	US$	3,715
	Welltower Inc.	-	〃	-	US$	3,713	N/A	US$	3,713
	BOC Aviation Limited	-	〃	-	US$	3,687	N/A	US$	3,687

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Diageo Capital plc	-	Financial assets at fair value through other comprehensive income	-	US$	3,627	N/A	US$	3,627
	Phillips 66	-	〃	-	US$	3,614	N/A	US$	3,614
	Verisk Analytics, Inc.	-	〃	-	US$	3,595	N/A	US$	3,595
	Highmark Inc.	-	〃	-	US$	3,584	N/A	US$	3,584
	Nomura Holdings, Inc.	-	〃	-	US$	3,582	N/A	US$	3,582
	NEXTERA ENERGY CAPITAL HOLDINGS IN	-	〃	-	US$	3,574	N/A	US$	3,574
	B.A.T Capital Corporation	-	〃	-	US$	3,495	N/A	US$	3,495
	Gilead Sciences, Inc.	-	〃	-	US$	3,483	N/A	US$	3,483
	Pfizer Inc.	-	〃	-	US$	3,474	N/A	US$	3,474
	HSBC Bank Canada	-	〃	-	US$	3,435	N/A	US$	3,435
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	3,427	N/A	US$	3,427
	The Western Union Company	-	〃	-	US$	3,361	N/A	US$	3,361
	Johnson & Johnson	-	〃	-	US$	3,314	N/A	US$	3,314
	Essex Portfolio Limited Partnership	-	〃	-	US$	3,289	N/A	US$	3,289
	PNC Bank, National Association	-	〃	-	US$	3,260	N/A	US$	3,260
	CNA Financial Corporation	-	〃	-	US$	3,246	N/A	US$	3,246
	ONE Gas, Inc.	-	〃	-	US$	3,246	N/A	US$	3,246
	Texas Instruments Incorporated	-	〃	-	US$	3,241	N/A	US$	3,241
	Ventas Realty, Limited Partnership	-	〃	-	US$	3,236	N/A	US$	3,236
	Cox Communications, Inc.	-	〃	-	US$	3,213	N/A	US$	3,213
	Avangrid, Inc.	-	〃	-	US$	3,202	N/A	US$	3,202
	Ralph Lauren Corporation	-	〃	-	US$	3,191	N/A	US$	3,191
	Oncor Electric Delivery Company LLC	-	〃	-	US$	3,180	N/A	US$	3,180
	Baidu, Inc.	-	〃	-	US$	3,144	N/A	US$	3,144
	Novartis Capital Corporation	-	〃	-	US$	3,135	N/A	US$	3,135
	Helmerich & Payne, Inc.	-	〃	-	US$	3,065	N/A	US$	3,065
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	3,026	N/A	US$	3,026
	American Honda Finance Corporation	-	〃	-	US$	3,016	N/A	US$	3,016
	Zions Bancorporation, National Association	-	〃	-	US$	3,014	N/A	US$	3,014
	Microsoft Corporation	-	〃	-	US$	3,001	N/A	US$	3,001
	Southern California Edison Company	-	〃	-	US$	2,969	N/A	US$	2,969
	American Electric Power Company, Inc.	-	〃	-	US$	2,900	N/A	US$	2,900
	Xcel Energy Inc.	-	〃	-	US$	2,894	N/A	US$	2,894
	American Express Company	-	〃	-	US$	2,862	N/A	US$	2,862
	WEC Energy Group, Inc.	-	〃	-	US$	2,839	N/A	US$	2,839
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,822	N/A	US$	2,822
	Ryder System, Inc.	-	〃	-	US$	2,761	N/A	US$	2,761
	PPL Electric Utilities Corporation	-	〃	-	US$	2,760	N/A	US$	2,760
	Nuveen Finance, LLC	-	〃	-	US$	2,755	N/A	US$	2,755
	AvalonBay Communities, Inc.	-	〃	-	US$	2,740	N/A	US$	2,740
	Reliance Standard Life Global Funding II	-	〃	-	US$	2,726	N/A	US$	2,726
	VEREIT Operating Partnership, L.P.	-	〃	-	US$	2,718	N/A	US$	2,718
	CRH America, Inc.	-	〃	-	US$	2,692	N/A	US$	2,692
	BBVA USA	-	〃	-	US$	2,679	N/A	US$	2,679
	Kimco Realty Corporation	-	〃	-	US$	2,658	N/A	US$	2,658
	CMS Energy Corporation	-	〃	-	US$	2,654	N/A	US$	2,654
	Pinnacle West Capital Corporation	-	〃	-	US$	2,648	N/A	US$	2,648
	Nutrien Ltd.	-	〃	-	US$	2,645	N/A	US$	2,645
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,644	N/A	US$	2,644

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Yara International ASA	-	Financial assets at fair value through other comprehensive income	-	US$	2,643	N/A	US$	2,643
	AutoZone, Inc.	-	〃	-	US$	2,629	N/A	US$	2,629
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,618	N/A	US$	2,618
	Air Lease Corporation	-	〃	-	US$	2,583	N/A	US$	2,583
	John Deere Capital Corporation	-	〃	-	US$	2,577	N/A	US$	2,577
	Empower Finance 2020, LP	-	〃	-	US$	2,510	N/A	US$	2,510
	Chevron U.S.A. Inc.	-	〃	-	US$	2,480	N/A	US$	2,480
	Raytheon Technologies Corporation	-	〃	-	US$	2,473	N/A	US$	2,473
	Reynolds American Inc.	-	〃	-	US$	2,469	N/A	US$	2,469
	Georgia Power Company	-	〃	-	US$	2,469	N/A	US$	2,469
	Nestlé Holdings, Inc.	-	〃	-	US$	2,464	N/A	US$	2,464
	Berkshire Hathaway Inc.	-	〃	-	US$	2,458	N/A	US$	2,458
	Duke Energy Corporation	-	〃	-	US$	2,405	N/A	US$	2,405
	DuPont de Nemours, Inc.	-	〃	-	US$	2,383	N/A	US$	2,383
	USAA CAPITAL CORP	-	〃	-	US$	2,369	N/A	US$	2,369
	Suncor Energy Inc.	-	〃	-	US$	2,368	N/A	US$	2,368
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,363	N/A	US$	2,363
	Union Pacific Corporation	-	〃	-	US$	2,360	N/A	US$	2,360
	Health Care Service Corporation	-	〃	-	US$	2,279	N/A	US$	2,279
	Mead Johnson Nutrition Company	-	〃	-	US$	2,249	N/A	US$	2,249
	The East Ohio Gas Company	-	〃	-	US$	2,237	N/A	US$	2,237
	ITC Holdings Corp.	-	〃	-	US$	2,236	N/A	US$	2,236
	Magna International Inc.	-	〃	-	US$	2,230	N/A	US$	2,230
	GA Global Funding Trust	-	〃	-	US$	2,217	N/A	US$	2,217
	Tyson Foods, Inc.	-	〃	-	US$	2,199	N/A	US$	2,199
	Citizens Bank, National Association	-	〃	-	US$	2,179	N/A	US$	2,179
	Healthpeak Properties, Inc.	-	〃	-	US$	2,169	N/A	US$	2,169
	Amphenol Corporation	-	〃	-	US$	2,161	N/A	US$	2,161
	ASB Bank Limited	-	〃	-	US$	2,152	N/A	US$	2,152
	Hormel Foods Corporation	-	〃	-	US$	2,142	N/A	US$	2,142
	Tucson Electric Power Company	-	〃	-	US$	2,141	N/A	US$	2,141
	Otis Worldwide Corporation	-	〃	-	US$	2,105	N/A	US$	2,105
	Keurig Dr Pepper Inc.	-	〃	-	US$	2,059	N/A	US$	2,059
	CK Hutchison International 16 Ltd	-	〃	-	US$	2,006	N/A	US$	2,006
	NBN Co Limited	-	〃	-	US$	2,002	N/A	US$	2,002
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,998	N/A	US$	1,998
	Barclays Capital Inc.	-	〃	-	US$	1,997	N/A	US$	1,997
	TSMC Global Ltd.	-	〃	-	US$	1,988	N/A	US$	1,988
	Regions Financial Corporation	-	〃	-	US$	1,972	N/A	US$	1,972
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	1,952	N/A	US$	1,952
	Kentucky Utilities Company	-	〃	-	US$	1,948	N/A	US$	1,948
	Automatic Data Processing, Inc.	-	〃	-	US$	1,932	N/A	US$	1,932
	AmerisourceBergen Corporation	-	〃	-	US$	1,904	N/A	US$	1,904
	Korea Hydro & Nuclear Power Co., Ltd.	-	〃	-	US$	1,903	N/A	US$	1,903
	Entergy Corporation	-	〃	-	US$	1,901	N/A	US$	1,901
	Wipro IT Services LLC	-	〃	-	US$	1,899	N/A	US$	1,899
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,892	N/A	US$	1,892
	Public Service Enterprise Group Incorporated	-	〃	-	US$	1,890	N/A	US$	1,890
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,885	N/A	US$	1,885

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Burlington Northern Santa Fe, LLC	-	Financial assets at fair value through other comprehensive income	-	US$	1,883	N/A	US$	1,883
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	1,855	N/A	US$	1,855
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,846	N/A	US$	1,846
	Philip Morris International Inc.	-	〃	-	US$	1,823	N/A	US$	1,823
	Boston Properties Limited Partnership	-	〃	-	US$	1,812	N/A	US$	1,812
	McCormick & Company, Incorporated	-	〃	-	US$	1,807	N/A	US$	1,807
	Infor, Inc.	-	〃	-	US$	1,792	N/A	US$	1,792
	Quest Diagnostics Incorporated	-	〃	-	US$	1,781	N/A	US$	1,781
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,753	N/A	US$	1,753
	AIA Group Limited	-	〃	-	US$	1,748	N/A	US$	1,748
	eBay Inc.	-	〃	-	US$	1,728	N/A	US$	1,728
	University of California	-	〃	-	US$	1,726	N/A	US$	1,726
	International Business Machines Corporation	-	〃	-	US$	1,726	N/A	US$	1,726
	Emerson Electric Co.	-	〃	-	US$	1,715	N/A	US$	1,715
	Svenska Handelsbanken, NY	-	〃	-	US$	1,700	N/A	US$	1,700
	Westpac Banking Corporation	-	〃	-	US$	1,697	N/A	US$	1,697
	APT Pipelines Limited	-	〃	-	US$	1,683	N/A	US$	1,683
	Anthem, Inc.	-	〃	-	US$	1,675	N/A	US$	1,675
	Midwest Connector Capital Company LLC	-	〃	-	US$	1,673	N/A	US$	1,673
	Toyota Industries Corporation	-	〃	-	US$	1,654	N/A	US$	1,654
	MetLife, Inc.	-	〃	-	US$	1,649	N/A	US$	1,649
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,647	N/A	US$	1,647
	China Resources Gas Group Limited	-	〃	-	US$	1,640	N/A	US$	1,640
	The Southern Company	-	〃	-	US$	1,637	N/A	US$	1,637
	Duke Energy Florida, LLC	-	〃	-	US$	1,635	N/A	US$	1,635
	Suntory Holdings Limited	-	〃	-	US$	1,622	N/A	US$	1,622
	NSTAR Electric Company	-	〃	-	US$	1,622	N/A	US$	1,622
	Brookfield Finance LLC	-	〃	-	US$	1,615	N/A	US$	1,615
	F&G Global Funding	-	〃	-	US$	1,615	N/A	US$	1,615
	Panasonic Corporation	-	〃	-	US$	1,606	N/A	US$	1,606
	CPI Property Group S.A.	-	〃	-	US$	1,603	N/A	US$	1,603
	CK Hutchison International (19) Limited	-	〃	-	US$	1,595	N/A	US$	1,595
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,567	N/A	US$	1,567
	Marathon Petroleum Corporation	-	〃	-	US$	1,561	N/A	US$	1,561
	National Australia Bank Limited, New York Branch	-	〃	-	US$	1,521	N/A	US$	1,521
	KEB Hana Bank	-	〃	-	US$	1,506	N/A	US$	1,506
	Alliant Energy Finance, LLC	-	〃	-	US$	1,495	N/A	US$	1,495
	Virginia Electric and Power Company	-	〃	-	US$	1,458	N/A	US$	1,458
	Daiwa Securities Group Inc.	-	〃	-	US$	1,415	N/A	US$	1,415
	NetApp, Inc.	-	〃	-	US$	1,414	N/A	US$	1,414
	Kilroy Realty, L.P.	-	〃	-	US$	1,389	N/A	US$	1,389
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,375	N/A	US$	1,375
	PACCAR Financial Corp.	-	〃	-	US$	1,347	N/A	US$	1,347
	Entergy Arkansas, LLC	-	〃	-	US$	1,334	N/A	US$	1,334
	Ontario Teachers' Cadillac Fairview Properties Trust	-	〃	-	US$	1,324	N/A	US$	1,324
	Martin Marietta Materials, Inc.	-	〃	-	US$	1,311	N/A	US$	1,311
	State Of Tennessee	-	〃	-	US$	1,264	N/A	US$	1,264
	Lincoln National Corporation	-	〃	-	US$	1,207	N/A	US$	1,207
	PSEG Power LLC	-	〃	-	US$	1,196	N/A	US$	1,196

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	State Street Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	1,190	N/A	US$	1,190
	Enterprise Products Operating LLC	-	〃	-	US$	1,138	N/A	US$	1,138
	The Curators of the University of Missouri	-	〃	-	US$	1,137	N/A	US$	1,137
	Standard Chartered Bank New York Branch	-	〃	-	US$	1,136	N/A	US$	1,136
	The Cleveland Electric Illuminating Company	-	〃	-	US$	1,135	N/A	US$	1,135
	Foxconn (Far East) Limited	-	〃	-	US$	1,106	N/A	US$	1,106
	Sinopec Group Overseas Development (2014) Ltd.	-	〃	-	US$	1,092	N/A	US$	1,092
	BBVA Bancomer, S.A.	-	〃	-	US$	1,089	N/A	US$	1,089
	Brighthouse Financial Global Funding	-	〃	-	US$	1,083	N/A	US$	1,083
	Kansas City Southern	-	〃	-	US$	1,081	N/A	US$	1,081
	Baltimore Gas and Electric Company	-	〃	-	US$	1,050	N/A	US$	1,050
	DH Europe Finance II S.a.r.l.	-	〃	-	US$	1,048	N/A	US$	1,048
	Entergy Mississippi, LLC	-	〃	-	US$	1,041	N/A	US$	1,041
	USAA Capital Corp.	-	〃	-	US$	1,040	N/A	US$	1,040
	Loews Corporation	-	〃	-	US$	1,035	N/A	US$	1,035
	Denver City & County Housing Authority	-	〃	-	US$	1,032	N/A	US$	1,032
	MassMutual Global Funding II	-	〃	-	US$	1,029	N/A	US$	1,029
	Kaiser Foundation Hospitals	-	〃	-	US$	1,023	N/A	US$	1,023
	Texas Eastern Transmission, LP	-	〃	-	US$	1,021	N/A	US$	1,021
	Kinder Morgan, Inc.	-	〃	-	US$	1,018	N/A	US$	1,018
	Mondelez International Holdings Netherlands Bv	-	〃	-	US$	1,016	N/A	US$	1,016
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	990	N/A	US$	990
	Aflac Incorporated	-	〃	-	US$	966	N/A	US$	966
	Unilever Capital Corporation	-	〃	-	US$	948	N/A	US$	948
	QNB Finance Ltd.	-	〃	-	US$	947	N/A	US$	947
	Southern California Gas Company	-	〃	-	US$	944	N/A	US$	944
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	937	N/A	US$	937
	Mitsubishi HC Capital Inc.	-	〃	-	US$	920	N/A	US$	920
	Prudential Financial, Inc.	-	〃	-	US$	914	N/A	US$	914
	KeyBank National Association	-	〃	-	US$	875	N/A	US$	875
	Palm Beach County, Florida	-	〃	-	US$	856	N/A	US$	856
	The Walt Disney Company	-	〃	-	US$	841	N/A	US$	841
	Niagara Mohawk Power Corporation	-	〃	-	US$	833	N/A	US$	833
	Entergy Louisiana, LLC	-	〃	-	US$	832	N/A	US$	832
	Sinopec Capital (2013) Ltd.	-	〃	-	US$	829	N/A	US$	829
	Aetna Inc.	-	〃	-	US$	827	N/A	US$	827
	Visa Inc.	-	〃	-	US$	821	N/A	US$	821
	Oregon Health & Science University	-	〃	-	US$	819	N/A	US$	819
	Southern Power Company	-	〃	-	US$	803	N/A	US$	803
	MASCO CORP	-	〃	-	US$	780	N/A	US$	780
	Sky Limited	-	〃	-	US$	765	N/A	US$	765
	Warner Media, LLC	-	〃	-	US$	754	N/A	US$	754
	Canadian Natural Resources Limited	-	〃	-	US$	748	N/A	US$	748
	Hyundai Capital Services, Inc.	-	〃	-	US$	738	N/A	US$	738
	National Australia Bank Limited	-	〃	-	US$	734	N/A	US$	734
	Sodexo, Inc.	-	〃	-	US$	730	N/A	US$	730
	Sinopec Group Overseas Development (2017) Limited	-	〃	-	US$	715	N/A	US$	715
	Abbott Laboratories	-	〃	-	US$	693	N/A	US$	693
	Stryker Corporation	-	〃	-	US$	677	N/A	US$	677

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Bell Canada, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	651	N/A	US$	651
	Glencore Funding LLC	-	〃	-	US$	636	N/A	US$	636
	Republic Services, Inc.	-	〃	-	US$	634	N/A	US$	634
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	631	N/A	US$	631
	QUALCOMM Incorporated	-	〃	-	US$	630	N/A	US$	630
	American Water Capital Corp.	-	〃	-	US$	625	N/A	US$	625
	Intact U.S. Holdings Inc.	-	〃	-	US$	624	N/A	US$	624
	UBS AG (LONDON BRANCH)	-	〃	-	US$	621	N/A	US$	621
	Sinopec Group Overseas Development (2012) Ltd.	-	〃	-	US$	616	N/A	US$	616
	Ohio Power Company	-	〃	-	US$	608	N/A	US$	608
	Port of Morrow	-	〃	-	US$	603	N/A	US$	603
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	599	N/A	US$	599
	Arizona Public Service Company	-	〃	-	US$	595	N/A	US$	595
	Duke Energy Progress, LLC	-	〃	-	US$	585	N/A	US$	585
	Dormitory Authority of the State of New York	-	〃	-	US$	584	N/A	US$	584
	Shell International Finance B.V.	-	〃	-	US$	573	N/A	US$	573
	Fifth Third Bank, National Association	-	〃	-	US$	562	N/A	US$	562
	United Parcel Service, Inc.	-	〃	-	US$	553	N/A	US$	553
	State of Hawaii	-	〃	-	US$	548	N/A	US$	548
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	547	N/A	US$	547
	Simon Property Group, L.P.	-	〃	-	US$	520	N/A	US$	520
	TTX Company	-	〃	-	US$	517	N/A	US$	517
	Altria Group, Inc.	-	〃	-	US$	517	N/A	US$	517
	Baker Hughes Holdings LLC	-	〃	-	US$	516	N/A	US$	516
	174 Power Global Corporation	-	〃	-	US$	509	N/A	US$	509
	Capital Cities/ABC, Inc.	-	〃	-	US$	505	N/A	US$	505
	Danone S.A.	-	〃	-	US$	502	N/A	US$	502
	First Abu Dhabi Bank USA N.V.	-	〃	-	US$	470	N/A	US$	470
	Brazos Higher Education Authority Inc	-	〃	-	US$	468	N/A	US$	468
	Target Corporation	-	〃	-	US$	446	N/A	US$	446
	University of Massachusetts Building Authority	-	〃	-	US$	437	N/A	US$	437
	MUFG Union Bank, National Association	-	〃	-	US$	435	N/A	US$	435
	PayPal Holdings, Inc.	-	〃	-	US$	434	N/A	US$	434
	Sierra Pacific Power Company	-	〃	-	US$	425	N/A	US$	425
	Comerica Bank	-	〃	-	US$	421	N/A	US$	421
	Banco del Estado de Chile	-	〃	-	US$	416	N/A	US$	416
	Komatsu Finance America, Inc.	-	〃	-	US$	409	N/A	US$	409
	Honeywell International Inc.	-	〃	-	US$	408	N/A	US$	408
	PepsiCo, Inc.	-	〃	-	US$	394	N/A	US$	394
	StanCorp Financial Group Inc.	-	〃	-	US$	382	N/A	US$	382
	Enbridge Inc.	-	〃	-	US$	374	N/A	US$	374
	Principal Financial Group, Inc.	-	〃	-	US$	367	N/A	US$	367
	Canadian Pacific Railway Company	-	〃	-	US$	363	N/A	US$	363
	Pernod Ricard SA	-	〃	-	US$	358	N/A	US$	358
	First Republic Bank	-	〃	-	US$	358	N/A	US$	358
	Coöperatieve Rabobank U.A., New York Branch	-	〃	-	US$	349	N/A	US$	349
	Archer-Daniels-Midland Company	-	〃	-	US$	346	N/A	US$	346
	Amgen Inc.	-	〃	-	US$	342	N/A	US$	342
	The Allstate Corporation	-	〃	-	US$	327	N/A	US$	327

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BP Capital Markets p.l.c.	-	Financial assets at fair value through other comprehensive income	-	US$	325	N/A	US$	325
	Total Capital International	-	〃	-	US$	316	N/A	US$	316
	América Móvil, S.A.B. de C.V.	-	〃	-	US$	308	N/A	US$	308
	salesforce.com, inc.	-	〃	-	US$	300	N/A	US$	300
	Aon Corporation	-	〃	-	US$	297	N/A	US$	297
	Johnson Controls International plc	-	〃	-	US$	295	N/A	US$	295
	Mondelez International, Inc.	-	〃	-	US$	280	N/A	US$	280
	Starbucks Corporation	-	〃	-	US$	279	N/A	US$	279
	Southern Natural Gas Company, L.L.C.	-	〃	-	US$	275	N/A	US$	275
	Equitable Holdings, Inc.	-	〃	-	US$	258	N/A	US$	258
	Sales Tax Securitization Corporation Of Chicago	-	〃	-	US$	256	N/A	US$	256
	The Huntington National Bank	-	〃	-	US$	255	N/A	US$	255
	Capital One Bank (USA), National Association	-	〃	-	US$	252	N/A	US$	252
	E. I. du Pont de Nemours and Company	-	〃	-	US$	251	N/A	US$	251
	Waste Management, Inc.	-	〃	-	US$	248	N/A	US$	248
	Nasdaq, Inc.	-	〃	-	US$	220	N/A	US$	220
	Deere & Company	-	〃	-	US$	213	N/A	US$	213
	Saudi Arabian Oil Company	-	〃	-	US$	202	N/A	US$	202
	San Francisco Public Utilities Commission	-	〃	-	US$	191	N/A	US$	191
	Nucor Corporation	-	〃	-	US$	186	N/A	US$	186
	Hoover Alabama Board Of Education	-	〃	-	US$	180	N/A	US$	180
	Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC Series 2016-	-	〃	-	US$	170	N/A	US$	170
	The New York State Urban Development Corporation	-	〃	-	US$	147	N/A	US$	147
	Electricité de France S.A.	-	〃	-	US$	110	N/A	US$	110
	Columbia Property Trust Operating Partnership, L.P.	-	〃	-	US$	108	N/A	US$	108
	Pima County, Arizona	-	〃	-	US$	80	N/A	US$	80
	Municipal Improvement Corporation of Los Angeles	-	〃	-	US$	80	N/A	US$	80
	State of Wisconsin	-	〃	-	US$	65	N/A	US$	65
	Huntington Beach California	-	〃	-	US$	50	N/A	US$	50
	City of Worcester, MA	-	〃	-	US$	30	N/A	US$	30
	Nueces County	-	〃	-	US$	25	N/A	US$	25
	Citigroup Global Market Inc.	-	Financial assets at amortized cost	-	US$	99,967	N/A	US$	100,071
	Wells Fargo & Company	-	〃	-	US$	30,517	N/A	US$	31,448
	Goldman Sachs Group Inc/The	-	〃	-	US$	14,943	N/A	US$	15,133
	JPMorgan Chase & Co.	-	〃	-	US$	10,069	N/A	US$	10,181

	Government bond
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	862,036	N/A	US$	862,036
	Emirate of Abu Dhabi	-	〃	-	US$	1,509	N/A	US$	1,509
	Qatar	-	〃	-	US$	1,380	N/A	US$	1,380

	Agency bonds/Agency mortgage-backed securities
	Federal National Mortgage Association	-	Financial assets at fair value through other comprehensive income	-	US$	583,726	N/A	US$	583,726
	Government National Mortgage Association	-	〃	-	US$	328,898	N/A	US$	328,898
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	231,388	N/A	US$	231,388
	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION 2	-	〃	-	US$	10,164	N/A	US$	10,164

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Asset-backed securities
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	Financial assets at fair value through other comprehensive income	-	US$	10,535	N/A	US$	10,535
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	7,726	N/A	US$	7,726
	Mercedes-Benz Auto Lease Trust 2021-B	-	〃	-	US$	7,146	N/A	US$	7,146
	Bank 2020-BNK26	-	〃	-	US$	7,076	N/A	US$	7,076
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	6,396	N/A	US$	6,396
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	6,238	N/A	US$	6,238
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	5,995	N/A	US$	5,995
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	5,672	N/A	US$	5,672
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	5,637	N/A	US$	5,637
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	5,513	N/A	US$	5,513
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,466	N/A	US$	5,466
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,232	N/A	US$	5,232
	Hyundai Auto Lease Securitization Trust 2021-B	-	〃	-	US$	5,140	N/A	US$	5,140
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	5,038	N/A	US$	5,038
	Morgan Stanley Bank America Merrill Lynch Trust 2013-C10	-	〃	-	US$	4,995	N/A	US$	4,995
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,876	N/A	US$	4,876
	Msbam 2016-C29	-	〃	-	US$	4,661	N/A	US$	4,661
	Bank 2019-Bnk22	-	〃	-	US$	4,340	N/A	US$	4,340
	JPMCC 2017-JP7	-	〃	-	US$	4,208	N/A	US$	4,208
	Bank 2017-Bnk6	-	〃	-	US$	4,187	N/A	US$	4,187
	Bank 2019-Bnk17	-	〃	-	US$	4,182	N/A	US$	4,182
	BANK 2017-BNK5	-	〃	-	US$	4,181	N/A	US$	4,181
	J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	〃	-	US$	4,000	N/A	US$	4,000
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C7	-	〃	-	US$	3,986	N/A	US$	3,986
	Mercedes-Benz Auto Lease Trust 2019-B	-	〃	-	US$	3,897	N/A	US$	3,897
	UBS Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	3,287	N/A	US$	3,287
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	3,221	N/A	US$	3,221
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	3,200	N/A	US$	3,200
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	3,083	N/A	US$	3,083
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	3,046	N/A	US$	3,046
	GS Mortgage Securities Corporation Trust 2018-RIVR	-	〃	-	US$	2,994	N/A	US$	2,994
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,960	N/A	US$	2,960
	Enterprise Fleet Financing 2020-1 LLC	-	〃	-	US$	2,956	N/A	US$	2,956
	Hyundai Auto Receivables Trust 2018-A	-	〃	-	US$	2,910	N/A	US$	2,910
	Ford Credit Auto Lease Trust 2020-B	-	〃	-	US$	2,862	N/A	US$	2,862
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	2,762	N/A	US$	2,762
	UBS-Barclays Commercial Mortgage Trust 2012-C3	-	〃	-	US$	2,699	N/A	US$	2,699
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,696	N/A	US$	2,696
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,603	N/A	US$	2,603
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,545	N/A	US$	2,545
	Federal National Mortgage Association, Inc.	-	〃	-	US$	2,465	N/A	US$	2,465
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	2,423	N/A	US$	2,423
	Citigroup Commercial Mortgage Trust 2016-P5	-	〃	-	US$	2,419	N/A	US$	2,419
	Bank 2021-bnk33	-	〃	-	US$	2,407	N/A	US$	2,407
	Morgan Stanley Capital I Trust	-	〃	-	US$	2,368	N/A	US$	2,368
	Dolp Trust 2021-NYC	-	〃	-	US$	2,351	N/A	US$	2,351
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6	-	〃	-	US$	2,295	N/A	US$	2,295

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mhc Commercial Mortgage Trust 2021-Mhc	-	Financial assets at fair value through other comprehensive income	-	US$	2,291	N/A	US$	2,291
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	2,213	N/A	US$	2,213
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	2,197	N/A	US$	2,197
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	2,138	N/A	US$	2,138
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	2,118	N/A	US$	2,118
	JPMDB 2017-C7	-	〃	-	US$	2,097	N/A	US$	2,097
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	2,079	N/A	US$	2,079
	BX Commercial Mortgage Trust 2018-IND	-	〃	-	US$	2,053	N/A	US$	2,053
	Msbam 2016-C31	-	〃	-	US$	2,018	N/A	US$	2,018
	Enterprise Fleet Financing 2019-2, LLC	-	〃	-	US$	2,009	N/A	US$	2,009
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C8	-	〃	-	US$	1,833	N/A	US$	1,833
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,760	N/A	US$	1,760
	GS Mortgage Securities Trust 2012-GC6	-	〃	-	US$	1,750	N/A	US$	1,750
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,685	N/A	US$	1,685
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,567	N/A	US$	1,567
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,549	N/A	US$	1,549
	Ford Credit Auto Lease Trust 2019-B	-	〃	-	US$	1,470	N/A	US$	1,470
	Wells Fargo Commercial Mortgage Trust 2012-LC5	-	〃	-	US$	1,439	N/A	US$	1,439
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,346	N/A	US$	1,346
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	1,323	N/A	US$	1,323
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	1,304	N/A	US$	1,304
	Dbgs 2018-Biod Mortgage Trust	-	〃	-	US$	1,302	N/A	US$	1,302
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	1,299	N/A	US$	1,299
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	1,279	N/A	US$	1,279
	Nissan Auto Lease Trust, 2019-A	-	〃	-	US$	1,228	N/A	US$	1,228
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	1,184	N/A	US$	1,184
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	1,098	N/A	US$	1,098
	Nissan Auto Lease Trust 2019-B	-	〃	-	US$	1,076	N/A	US$	1,076
	GM Financial Consumer Automobile Receivables Trust 2019-4	-	〃	-	US$	1,061	N/A	US$	1,061
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	1,048	N/A	US$	1,048
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	1,048	N/A	US$	1,048
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	1,001	N/A	US$	1,001
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	994	N/A	US$	994
	Citigroup Commercial Mortgage Trust 2013-GCJ11	-	〃	-	US$	968	N/A	US$	968
	GS Mortgage Securities Trust 2019-GSA1	-	〃	-	US$	961	N/A	US$	961
	ARI Fleet Lease Trust 2019-A	-	〃	-	US$	958	N/A	US$	958
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	940	N/A	US$	940
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	928	N/A	US$	928
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	918	N/A	US$	918
	Bbcms Mortgage Trust 2017-C1	-	〃	-	US$	847	N/A	US$	847
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	846	N/A	US$	846
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	836	N/A	US$	836
	280 Park Avenue Trust 2017 - 280P	-	〃	-	US$	830	N/A	US$	830
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	745	N/A	US$	745
	Wells Fargo Commercial Mortgage Trust 2016-C36	-	〃	-	US$	744	N/A	US$	744
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	712	N/A	US$	712
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	671	N/A	US$	671
	Bank 2019-BNK23	-	〃	-	US$	662	N/A	US$	662
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	661	N/A	US$	661
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	659	N/A	US$	659
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	637	N/A	US$	637

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	Financial assets at fair value through other comprehensive income	-	US$	628	N/A	US$	628
	Gs Mortgage Securities Corporation Trust 2020-Uptn	-	〃	-	US$	619	N/A	US$	619
	GM Financial Automobile Leasing Trust 2019-2	-	〃	-	US$	617	N/A	US$	617
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	545	N/A	US$	545
	JPMCC 2015 - JP1	-	〃	-	US$	438	N/A	US$	438
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	438	N/A	US$	438
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	380	N/A	US$	380
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	380	N/A	US$	380
	UBS Barclays Commercial Mortgage Trust 2013-C5	-	〃	-	US$	368	N/A	US$	368
	Ford Credit Auto Owner Trust 2019-A	-	〃	-	US$	343	N/A	US$	343
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	329	N/A	US$	329
	GM Financial Automobile Leasing Trust	-	〃	-	US$	249	N/A	US$	249
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	216	N/A	US$	216
	COMM 2015-DC1 Mortgage Trust	-	〃	-	US$	164	N/A	US$	164
	Ford Credit Auto Lease Trust 2019-A	-	〃	-	US$	157	N/A	US$	157
	Bank 2020-BNK28	-	〃	-	US$	145	N/A	US$	145
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	123	N/A	US$	123
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	101	N/A	US$	101
	Morgan Stanley Bank Of America Merrill Lynch Trust 2012-C5	-	〃	-	US$	84	N/A	US$	84
	Honda Auto Receivables 2020-2 Owner Trust	-	〃	-	US$	71	N/A	US$	71
	Toyota Auto Receivables 2018-B Owner Trust	-	〃	-	US$	44	N/A	US$	44
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	36	N/A	US$	36
	CD 2016-CD2 Mortgage Trust	-	〃	-	US$	26	N/A	US$	26
	WF RBS Commercial Mortgage Trust 2011-C4	-	〃	-	US$	4	N/A	US$	4
	COMM 2014-CCRE15 Mortgage Trust	-	〃	-	US$	4	N/A	US$	4

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	98,876	4	US$	98,876

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	US$	389	20	US$	389
	5V Technologies, Inc.	-	〃	4	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	1,019	US$	1,882	3	US$	1,882

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Innovium, Inc.	-	Financial assets at fair value through other comprehensive income	230	US$	1,863	-	US$	1,863
	Innovium, Inc.	-	〃	221	US$	1,793	-	US$	1,793
	Astera Labs, Inc.	-	〃	127	US$	250	-	US$	250
	CNEX Labs, Inc.	-	〃	24	US$	214	-	US$	214

EmergingFund	Non-publicly traded equity investments
	Credo Technology Group Holding Ltd	-	Financial assets at fair value through other comprehensive income	861	US$	5,000	1	US$	5,000

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	VisEra Tech	Investments accounted for using equity method	19 institutional investors, including: GIC, Capital Group, Fidelity International, Cathay Life Insurance Co., Ltd., Fubon Life Insurance Co., Ltd., Yuanta Securities, KGI Securities and Securities and Futures Investors Protection Center etc.	-	253,120		$6,363,099	-		$-	39,501		$9,451,798		$1,045,516		Note2	213,619		$5,979,226
	TSMC Arizona	〃	-	-	30	842,745		595	16,759,184		-	-		-			-	625	15,633,888

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	58,724	-	US$	15,924	-	US$	3,695	US$	3,695	US$	-	-	US$	69,934
	JPMorgan Chase & Co.	〃	-	-	-	US$	29,759	-	US$	14,238	-	US$	-	US$	-	US$	-	-	US$	43,535
	Citigroup Inc.	〃	-	-	-	US$	41,827	-	US$	10,939	-	US$	14,291	US$	14,120	US$	171	-	US$	37,957
	HSBC Holdings plc	〃	-	-	-	US$	16,113	-	US$	11,089	-	US$	1,047	US$	1,007	US$	40	-	US$	26,000
	Oracle Corporation	〃	-	-	-	US$	7,822	-	US$	13,979	-	US$	-	US$	-	US$	-	-	US$	21,974
	BNP Paribas SA	〃	-	-	-	US$	13,202	-	US$	11,559	-	US$	7,154	US$	6,882	US$	272	-	US$	17,415
	Verizon Communications Inc.	〃	-	-	-	US$	10,558	-	US$	16,617	-	US$	9,798	US$	9,742	US$	56	-	US$	17,385
	NTT Finance Corporation	〃	-	-	-	US$	-	-	US$	14,780	-	US$	1,941	US$	1,945	US$	(4)	-	US$	12,772
	Morgan Stanley	〃	-	-	-	US$	-	-	US$	12,035	-	US$	-	US$	-	US$	-	-	US$	12,087
	Morgan Stanley	〃	-	-	-	US$	23,053	-	US$	-	-	US$	11,390	US$	11,125	US$	265	-	US$	11,352
	AstraZeneca Finance LLC	〃	-	-	-	US$	-	-	US$	10,933	-	US$	-	US$	-	US$	-	-	US$	10,906
	Wells Fargo & Company	Financial assets at amortized cost	-	-	-	US$	180,487	-	US$	-	-	US$	150,000	US$	150,000	US$	-	-	US$	30,517
	JPMorgan Chase & Co.	〃	-	-	-	US$	95,058	-	US$	-	-	US$	85,000	US$	85,000	US$	-	-	US$	10,069

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Government bond
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	182,533	-	US$	820,944	-	US$	432,147	US$	435,080	US$	(2,933)	-	US$	565,289
	United States Department of The Treasury	〃	-	-	-	US$	287,012	-	US$	55,841	-	US$	54,999	US$	55,025	US$	(26)	-	US$	283,550
	United States Department of The Treasury	〃	-	-	-	US$	-	-	US$	28,659	-	US$	19,945	US$	19,940	US$	5	-	US$	8,721

	Agency bonds/Agency mortgage-backed securities
	Government National Mortgage Association	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	195,522	-	US$	30,624	US$	30,623	US$	1	-	US$	164,208
	Federal National Mortgage Association	〃	-	-	-	US$	49,027	-	US$	892,668	-	US$	876,060	US$	876,798	US$	(738)	-	US$	64,822
	Federal National Mortgage Association	〃	-	-	-	US$	4,035	-	US$	436,231	-	US$	382,507	US$	382,268	US$	239	-	US$	58,001
	Government National Mortgage Association	〃	-	-	-	US$	199,835	-	US$	82,010	-	US$	234,616	US$	236,103	US$	(1,487)	-	US$	43,636
	Government National Mortgage Association	〃	-	-	-	US$	30,307	-	US$	38,746	-	US$	26,763	US$	27,365	US$	(602)	-	US$	41,191
	Federal National Mortgage Association	〃	-	-	-	US$	96,211	-	US$	232,485	-	US$	288,658	US$	290,727	US$	(2,069)	-	US$	37,429
	Federal National Mortgage Association	〃	-	-	-	US$	-	-	US$	160,908	-	US$	137,310	US$	137,347	US$	(37)	-	US$	23,546
	Federal National Mortgage Association	〃	-	-	-	US$	4,377	-	US$	185,245	-	US$	174,469	US$	174,870	US$	(401)	-	US$	14,728
	Government National Mortgage Association	〃	-	-	-	US$	14,244	-	US$	259,107	-	US$	259,965	US$	260,102	US$	(137)	-	US$	13,234
	Government National Mortgage Association	〃	-	-	-	US$	9,795	-	US$	119,654	-	US$	118,672	US$	118,793	US$	(121)	-	US$	10,641
	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION 2	〃	-	-	-	US$	-	-	US$	107,618	-	US$	97,545	US$	97,498	US$	47	-	US$	10,164
	Federal National Mortgage Association	〃	-	-	-	US$	18,997	-	US$	2,026	-	US$	11,682	US$	11,873	US$	(191)	-	US$	9,033
	Federal National Mortgage Association	〃	-	-	-	US$	18,019	-	US$	-	-	US$	11,085	US$	10,684	US$	401	-	US$	6,658
	Government National Mortgage Association	〃	-	-	-	US$	27,389	-	US$	-	-	US$	22,141	US$	21,884	US$	257	-	US$	4,706
	Federal National Mortgage Association	〃	-	-	-	US$	24,084	-	US$	-	-	US$	19,439	US$	18,741	US$	698	-	US$	4,517
	Government National Mortgage Association	〃	-	-	-	US$	24,481	-	US$	-	-	US$	20,012	US$	19,557	US$	455	-	US$	3,989
	Federal National Mortgage Association	〃	-	-	-	US$	23,776	-	US$	3,105	-	US$	22,916	US$	22,478	US$	438	-	US$	3,828
	Federal National Mortgage Association	〃	-	-	-	US$	21,409	-	US$	154,866	-	US$	173,813	US$	173,786	US$	27	-	US$	2,455
	Government National Mortgage Association	〃	-	-	-	US$	1,067	-	US$	12,888	-	US$	12,668	US$	12,682	US$	(14)	-	US$	1,271

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Federal National Mortgage Association	Financial assets at fair value through other comprehensive income	-	-	-	US$	19,673	-	US$	125,721	-	US$	144,267	US$	144,211	US$	56	-	US$	1,173
	Government National Mortgage Association	〃	-	-	-	US$	5,381	-	US$	41,213	-	US$	46,054	US$	46,057	US$	(3)	-	US$	534
	Federal National Mortgage Association	〃	-	-	-	US$	5,253	-	US$	11,906	-	US$	17,015	US$	17,228	US$	(213)	-	US$	-
	Government National Mortgage Association	〃	-	-	-	US$	17,896	-	US$	120,259	-	US$	137,175	US$	138,089	US$	(914)	-	US$	-
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	20,247	-	US$	20,029	-	US$	40,162	US$	40,121	US$	41	-	US$	-
	Federal National Mortgage Association	〃	-	-	-	US$	31,980	-	US$	171,131	-	US$	202,799	US$	202,880	US$	(81)	-	US$	-
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	69,247	-	US$	69,184	US$	69,246	US$	(62)	-	US$	-
	Government National Mortgage Association	〃	-	-	-	US$	18,900	-	US$	121,784	-	US$	140,660	US$	140,610	US$	50	-	US$	-
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	11,872	-	US$	-	-	US$	11,654	US$	11,120	US$	534	-	US$	-
	Federal National Mortgage Association	〃	-	-	-	US$	8,394	-	US$	89,440	-	US$	97,826	US$	97,829	US$	(3)	-	US$	-
	Federal National Mortgage Association	〃	-	-	-	US$	3,592	-	US$	31,349	-	US$	34,948	US$	34,925	US$	23	-	US$	-

Note 1:	The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

Note 2:

To facilitate VisEra’s IPO in Taiwan, 39,501 thousand common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406,282 thousand in capital surplus was recognized. TSMC’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 09, 2021 (Note)	$52,100,000 (Note)	Based on the terms in the purchase order	85 counterparties (Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
National Institute of Advanced Industrial Science & Technology

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	April 22, 2021 (Note)	$9,500,000 (Note)	Based on the terms in the purchase order	70 counterparties (Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
J. Cypress Co., Ltd.
L&K Engineering Co., Ltd.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Taiwan Puritic Corp.
Uangyih-Tech Industrial Co., Ltd.
United Integrated Services Co., Ltd.
	Real estate	June 09, 2021 (Note)	54,500,000 (Note)	Based on the terms in the purchase order	101 counterparties (Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kao Hsin Engineering Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trane Taiwan Distribution Limited
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.

Note :

The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$482,692,416	66	Net 30 days from invoice date (Note)	-	Note		$121,840,326	73
	GUC	Associate	Sales		2,209,613	-	Net 30 days from the end of the month of when invoice is issued	-	-		463,695	-
	TSMC Nanjing	Subsidiary	Purchases		13,011,111	22	Net 30 days from the end of the month of when invoice is issued	-	-		(2,044,410)	5
	TSMC China	Subsidiary	Purchases		10,434,960	17	Net 30 days from the end of the month of when invoice is issued	-	-		(1,801,500)	4
	WaferTech	Indirect subsidiary	Purchases		3,726,428	6	Net 30 days from the end of the month of when invoice is issued	-	-		(662,829)	2
	SSMC	Associate	Purchases		1,952,621	3	Net 30 days from the end of the month of when invoice is issued	-	-		(412,226)	1
	VIS	Associate	Purchases		1,950,512	3	Net 30 days from the end of the month of when invoice is issued	-	-		(334,046)	1

TSMC North America	GUC	Associate of TSMC	Sales		895,069	-	Net 30 days from invoice date	-	-		211,545	-
				(US$	31,937)					(US$	7,585)

VisEra Tech	Xintec	Associate of TSMC	Sales		329,681	9	Net 60 days from the end of the month of when invoice is issued	-	-		108,907	9

Note:	The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$124,006,833	42	$-	-	$-	$-
	TSMC Nanjing	Subsidiary		208,440	Note 2	-	-	-	-
	TSMC Arizona	Subsidiary		112,037	Note 2	-	-	-	-
	VIS	Associate		1,639,722	Note 2	-	-	-	-
	GUC	Associate		463,695	32	-	-	-	-

TSMC North America	GUC	Associate of TSMC		211,545	28	-	-	-	-
			(US$	7,585)

TSMC China	TSMC Nanjing	The same parent company		24,381,329	Note 2	-	-	-	-
			(RMB	5,648,533)
	TSMC	Parent company		1,801,500	30	-	-	-	-
			(RMB	417,364)

TSMC Nanjing	TSMC	Parent company		2,044,410	28	-	-	-	-
			(RMB	472,710)

VisEra Tech	Xintec	Associate of TSMC		108,907	82	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company		322,629	Note 2	-	-	-	-
			(US$	11,568)

WaferTech	TSMC	The ultimate parent of the Company		662,829	33	-	-	-	-
			(US$	23,766)

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$482,692,416	-	66%
				Receivables from related parties	121,840,326	-	4%
				Other receivables from related parties	2,166,507	-	-
		TSMC Japan	1	Marketing expenses - commission	114,908	-	-
		TSMC JDC	1	Research and development expenses	171,843	-	-
		TSMC Europe	1	Marketing expenses - commission	236,744	-	-
		TSMC China	1	Purchases	10,434,960	-	1%
				Marketing expenses - commission	127,336	-	-
				Payables to related parties	1,801,500	-	-
		TSMC Nanjing	1	Purchases	13,011,111	-	2%
				Other receivables from related parties	208,440	-	-
				Payables to related parties	2,044,410	-	-
		TSMC Arizona	1	Other receivables from related parties	112,037	-	-
		TSMC Canada	1	Research and development expenses	156,024	-	-
		TSMC Technology	1	Research and development expenses	1,407,937	-	-
				Payables to related parties	322,629	-	-
		WaferTech	1	Purchases	3,726,428	-	1%
				Payables to related parties	662,829	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	24,381,329	-	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties.  For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2021				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2021 (Foreign Currencies in Thousands)		December 31, 2020 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$379,287,757		$1,129,867	$1,129,867	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		53,345,585		917,261	917,261	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		17,614,783		855,599	625	100		15,633,888		(1,805,198)	(1,805,198)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		8,702,574		4,815,399	1,361,274	Associate
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		6,409,172		1,422,791	551,901	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		5,005,171	213,619	73		5,979,226		830,949	659,813	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,753,457		220,279	220,279	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,898,577		839,345	344,454	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,300,841		527,591	183,803	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		527,551		11,290	11,290	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		302,560	15	100		378,574		7,215	7,215	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,320,222		1,318,846	-	98		203,740		(4,101)	(4,019)	Subsidiary
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		154,688		-	-	99.9		148,101		(5,320)	(5,315)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		137,221		3,313	3,313	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		83,917		(921)	(903)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		41,305		881	881	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		2,556		-	-	100		1,592		(947)	(947)	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in		16,369,136		16,369,136	-	100		29,981,117		709,009	Note 2	Subsidiary
			semiconductor manufacturing	(US$	586,939)	(US$	586,939)			(US$	1,075,016)	(US$	25,298)
	TSMC Technology	Delaware, U.S.A	Engineering support activities		398,311		398,311	-	100		828,319		64,902	Note 2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	29,701)	(US$	2,316)
	TSMC Canada	Ontario, Canada	Engineering support activities		64,145		64,145	2,300	100		273,439		11,285	Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	9,805)	(US$	403)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		71,222		69,828	-	100		116,449		(561)	Note 2	Subsidiary
				(US$	2,554)	(US$	2,504)			(US$	4,175)	(US$	(20))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling		44,437		44,437	4,693	28		25,714		(8,707)	Note 2	Associate
			and retailing of electronic materials, and researching, developing and testing of RFID	(US$	1,593)	(US$	1,593)			(US$	922)	(US$	(307))

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated		-		-	293,637	100		5,246,559		673,083	Note 2	Subsidiary
			circuits and other semiconductor devices							(US$	188,123)	(US$	24,016)

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2021 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2021 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of June 30, 2021	Accumulated Inward Remittance of Earnings as of June 30, 2021
							Outflow	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$3,991,180	100%	$4,064,849 (Note 2)	$68,598,830	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	5,570,032	100%	5,570,053 (Note 2)	39,277,728	-

Accumulated Investment in Mainland China as of June 30, 2021 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,196,382,344 (Note 3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:	Amount was recognized based on the reviewed financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

JUNE 30, 2021

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,321,442,098	20.52%

National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.